Filed with the Securities and Exchange Commission on January 17, 2006

Registration No. 333-128604

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ACT TELECONFERENCING, INC.

(Exact name of registrant as specified in its charter)

Colorado	7389	84-1132665
(State or other jurisdiction of incorporation)	(Primary standard industrial classification code number)	(I.R.S. Employer Identification Number)

1526 Cole Boulevard, Suite 300

Golden, Colorado 80401

(303) 233-3500

(Address and telephone number of principal executive offices)

Gene Warren

President & Chief Executive Officer

ACT Teleconferencing, Inc.

1526 Cole Boulevard, Suite 300

Golden, Colorado 80401

(303) 233-3500

(Name, address, and telephone number of agent for service)

Copies to:

William J. Campbell, Esq. Michael M. McGawn, Esq. Faegre & Benson LLP 3200 Wells Fargo Center 1700 Lincoln Street Denver, Colorado 80203 Phone: (303) 607-3500 Fax: (303) 607-3600	Zaid Haddad ACT Teleconferencing, Inc. 1526 Cole Boulevard, Suite 300 Golden, Colorado 80401 Phone: (303) 233-3500 Fax: (303) 233-0895	Gary J. Simon, Esq. Andres G. Mendoza, Esq. Hughes Hubbard & Reed LLP One Battery Park Plaza New York, NY 10004 Phone: (212) 837-6000 Fax: (212) 422-4726

Approximate date of commencement of sale to the public: as soon as practicable following the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check here. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act Registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Nontransferable preferred stock purchase rights	79,600	— (1)	$0	$0
Shares of Series AA Convertible Preferred Stock, initial stated value $100 per share(2)(3)	79,600	$100.00(4)	$7,960,000(5)	$937(6)

(1)	The rights are being issued without consideration. Pursuant to Rule 457(g) under the Securities Act of 1933, no separate registration fee is required because the rights are being registered in the same registration statement as the preferred stock underlying the rights.

(2)	Represents shares of Series AA Convertible Preferred Stock issuable upon exercise of the rights.

(3)	In accordance with Rule 416, the number of shares registered hereby shall also be deemed to include an indeterminate number of additional shares of common stock that may be issued upon conversion of the Series AA Convertible Preferred Stock as a result of antidilution provisions thereof.

(4)	Pursuant to Rule 457(g), based on the exercise price of the rights.

(5)	Represents the gross proceeds from the assumed exercise of all rights issued.

(6)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

This Amendment No. 1 removes from registration 11,352,000 shares of common stock that we originally registered for resale by selling shareholders.

PROSPECTUS

Nontransferable Purchase Rights for

up to

79,600 Shares

of

Series AA Convertible Preferred Stock

We are distributing to holders of our outstanding common stock, at no charge, nontransferable subscription rights to purchase up to an aggregate of 79,600 shares of our Series AA Convertible Preferred Stock at a cash subscription price of $100 per share. Each share of Series AA Preferred Stock will have an initial stated value of $100 per share, and will be convertible into shares of our common stock at a conversion ratio of one share of common stock for each $1.00 in stated value of Series AA Preferred Stock held at the time of conversion. The stated value of the Series AA Preferred Stock will increase at a quarterly rate of 9.55%, compounded quarterly, subject to adjustment as described in this prospectus.

You are receiving this prospectus because you held shares of our common stock as of the close of business on January 3, 2006, the record date for this offering. You are entitled to purchase .0047 shares of Series AA Preferred Stock, for a purchase price of $100 per share, for each share of our common stock that you owned on the record date. If you exercise your rights in full, you may also exercise an over-subscription right to purchase additional shares of Series AA Preferred Stock that remain unsubscribed at the expiration of the rights offering, subject to availability and allocation of shares among persons exercising this over-subscription right.

Dolphin Direct Equity Partners, LP, which owns 80,400 shares of Series AA Preferred Stock and is deemed to be a beneficial owner of approximately 35.4% of our common stock by virtue of the conversion rights associated with those shares and subsequent stated value increases, and which has appointed five of the six members of our Board of Directors, has agreed to exercise its over-subscription rights to purchase any shares of Series AA Preferred Stock remaining unsubscribed for upon completion of this offering. Accordingly, we will receive gross proceeds from this offering of $7,960,000. See “WHAT IS ACT’S AFFILIATION WITH DOLPHIN?” on page 3 for information about Dolphin’s relationship with us.

The rights will expire if they are not exercised by 5:00 p.m., New York City time, on February 21, 2006. We may extend the period for exercising the rights for up to an additional 20 days.

Our common stock is quoted on the Pink Sheets at www.pinksheets.com under the symbol ACTT.PK. On January 13, 2006, the last reported sale price of our common stock was $.17 per share. There is no trading market for the Series AA Convertible Preferred Stock and we do not currently expect that a market will develop.

Investing in our preferred stock and common stock involves a high degree of risk. See “Risk Factors” on page 10.

Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This Prospectus is dated January 17, 2006

PROSPECTUS SUMMARY

This summary highlights only selected information contained elsewhere in this prospectus. It does not contain all of the information that is important to you before investing in our common stock. To understand this offering fully, you should read the entire prospectus carefully, including the risk factors and financial statements included or incorporated by reference herein.

About our Company

We are a full-service provider of audio, video, data and web-based conferencing services to businesses and organizations in North America, Europe and Asia Pacific. Our conferencing services enable our clients to cost-effectively conduct full service international conferences exchanging video, data and audio, by linking participants in geographically dispersed locations. We are present in nine countries and provide local dial-in access from a total of 45 countries. Our primary focus is to provide high quality conferencing services to organizations such as accounting firms, consulting firms, investment banks, law firms, high tech companies, investor relations firms, telecommunications companies and other domestic and multinational companies.

Currently, we have service delivery centers or sales offices in Australia, Canada, France, Germany, Hong Kong, Singapore, the Netherlands, the United Kingdom, and the United States. Our global presence and the growth in the conferencing services market have allowed us to build a client base ranging from small business enterprises to Fortune 500 companies.

We were incorporated under the laws of Colorado in 1989 and commenced operations on January 2, 1990. Our headquarters are located at 1526 Cole Boulevard, Suite 300, Golden, Colorado, 80401 and our telephone number is (303) 233-3500. Our web site address is www.acttel.com. Information contained on our web site does not constitute part of this prospectus.

Recent Developments

On June 30, 2005, we entered into a Securities Purchase Agreement with Dolphin Direct Equity Partners, LP pursuant to which we agreed to sell, and Dolphin agreed to purchase, up to 160,000 shares of our newly-created Series AA Convertible Preferred Stock, subject to the rights of our existing shareholders to purchase up to 79,600 shares of Series AA Preferred Stock in this offering. As provided by the Purchase Agreement, we held a special meeting of our shareholders on August 15, 2005, at which our shareholders approved the transactions contemplated by the Purchase Agreement.

On August 19, 2005, we conducted the initial closing as contemplated by the Purchase Agreement, at which Dolphin purchased 80,400 shares of Series AA Preferred Stock for a purchase price of $100 per share. We are initiating this offering, pursuant to the terms of the Purchase Agreement, to allow our existing shareholders to participate in this preferred stock financing and to enable our shareholders to minimize the dilution presented by the Dolphin financing. In connection with the initial closing, we entered into an Investor Rights Agreement with Dolphin and a Management Services Agreement with an affiliate of Dolphin. See “Certain Relationships and Related Party Transactions.”

In accordance with the Purchase Agreement, five members of our Board of Directors resigned and Dolphin has appointed five replacement directors. Effective as of August 19, 2005, resignations were received from Ronald J. Bach, Lewis Jaffe, James F. Seifert, Mack V. Traynor III and Gerald D. Van Eeckhout. New members appointed by Dolphin are Clarke H. Bailey, Naomi J. Perry Carlos P. Salas, Peter E. Salas, and Michael W. Shepherd. Carlos Salas and Peter Salas are principals of Dolphin. Clarke Bailey is Chairman of Glenayre Technologies, Inc., Naomi Perry is a Client Industry Executive in the EDS Global Communications Industry group, and Michael Shepherd is Counsel at First Data Corporation. Two members who had been elected to our Board prior to August 19, Malcolm M. Aslin and Jules DeVigne, remained on the Board. A vacancy was created by the death of Mr. DeVigne on November 22, 2005.

Our common stock was delisted from the Nasdaq National Market as of November 17, 2005. We have made a determination not to further appeal our delisting from Nasdaq. Following the delisting, our common stock is being quoted on the Pink Sheets at http://www.pinksheets.com under the symbol ACTT. PK.

Questions and Answers About this Offering

WHAT IS THE RIGHTS OFFERING?

The rights offering is a distribution to holders of our common stock, at no charge, of nontransferable preferred stock purchase rights at the rate of .0047 rights to purchase a share of our Series AA Preferred Stock for each share of common stock owned as of January 3, 2006, the record date. Each right will be evidenced by a nontransferable rights certificate.

WHAT IS A PURCHASE RIGHT?

Each purchase right is a right to purchase one share of Series AA Preferred Stock at the subscription price of $100 per share.

WHAT IS THE OVER-SUBSCRIPTION RIGHT?

By extending over-subscription rights along with the purchase rights, we are providing shareholders who exercise all of their purchase rights with the opportunity to purchase any shares of Series AA Preferred Stock that are not purchased by other shareholders. The over-subscription right entitles you, if you fully exercise your purchase rights, to subscribe for additional shares of Series AA Preferred Stock not purchased by other shareholders in the rights offering, at the same subscription price per share. If an insufficient number of shares is available to fully satisfy all over-subscription right requests, the available shares will be distributed proportionately among rights holders who exercised their over-subscription right based on the number of shares each rights holder subscribed for on exercise of the purchase rights. The subscription agent will return any excess payments by mail without interest or deduction promptly after the expiration of the rights offering. Dolphin has agreed to exercise its over-subscription rights in full in the event all shares of Series AA Preferred Stock available in the rights offering are not purchased by other shareholders, so we expect that all shares offered in the rights offerings will be purchased. Elections to purchase Series AA Preferred Stock by shareholders other than Dolphin pursuant to such shareholders’ exercise of over-subscription rights will be satisfied in full prior to any shares of Series AA Preferred Stock being allocated to Dolphin pursuant to its exercise of its over-subscription rights.

HOW LONG WILL THE RIGHTS OFFERING LAST?

You will be able to exercise your purchase rights only during a limited period. If you do not exercise your purchase rights before 5:00 p.m., New York City time, on February 21, 2006, your purchase rights will expire. We may, in our discretion, extend the rights offering for up to an additional 20 days.

IS THERE ANY LIMITATION ON THE NUMBER OF RIGHTS I MAY EXERCISE?

You may only purchase the number of shares of Series AA Preferred Stock purchasable upon exercise of the number of purchase rights distributed to you in this offering, plus the maximum amount of over-subscription shares available. Accordingly, the number of shares of Series AA Preferred Stock you may purchase in this offering is limited by the number of shares of our common stock you held on the record date, and by the extent to which other shareholders exercise their purchase rights and over-subscription rights, which we can not determine prior to completion of the offering.

WHAT WILL HAPPEN IF LESS THAN ALL OF THE PURCHASE RIGHTS ARE EXERCISED?

Dolphin Direct Equity Partners, LP, which purchased 80,400 shares of Series AA Preferred Stock in a private offering on August 19, 2005, has agreed to exercise its over-subscription rights to purchase any shares of Series AA Preferred Stock remaining unsubscribed for upon completion of this offering. Accordingly, we expect that all of the purchase rights will be exercised. As a result of its exercise of its over-subscription rights, Dolphin is likely to acquire beneficial ownership of a substantial number of additional shares of our common stock. See “WHAT IS ACT’S AFFILIATION WITH DOLPHIN?” below.

WHY IS ACT ENGAGING IN A RIGHTS OFFERING?

We are engaging in the rights offering in connection with the Purchase Agreement we entered into with Dolphin on June 30, 2005, which provides for our sale of up to 160,000 shares of Series AA Preferred Stock for total gross proceeds of $16.0 million. We agreed to conduct the rights offering in order to allow our existing shareholders to participate in this financing, allowing them to minimize the dilution of their ownership arising from our issuance of Series AA Preferred Stock and subsequent increases in the stated value thereof. See “Certain Relationships and Related Party Transactions.”

WHAT IS ACT’S AFFILIATION WITH DOLPHIN?

As of the date hereof, Dolphin is the sole holder of outstanding shares of Series AA Preferred Stock, and as a result of the conversion features of the preferred stock Dolphin is deemed to beneficially own approximately 35.4% of our outstanding common stock. This makes Dolphin our largest shareholder. Dolphin has also agreed, subject to certain conditions, to exercise its over-subscription rights to purchase any shares of Series AA Preferred Stock not subscribed for by other holders of our common stock in this rights offering. See “WHAT HAPPENS IF THE RIGHTS OFFERING IS NOT FULLY SUBSCRIBED AFTER GIVING EFFECT TO THE OVER-SUBSCRIPTION RIGHTS?” above. For a discussion of risks relating to Dolphin’s ownership of our stock, see “Risk Factors - Dolphin is currently the beneficial owner of approximately 35.4% of our voting securities, will obtain beneficial ownership of additional voting securities, and will be able to exert substantial control over us.”

In connection with the Purchase Agreement we entered into with Dolphin in June 2005, we also entered into an Investor Rights Agreement with Dolphin and a Management Services Agreement with an affiliate of Dolphin. Under the Investor Rights Agreement, we granted Dolphin certain registration rights and the right to appoint a majority of the members of our Board of Directors. The Investor Rights Agreement also effectively allows Dolphin to control our Board of Directors even if Dolphin does not beneficially own the majority of our common stock. Under the Management Services Agreement, an affiliate of Dolphin is to provide management and consulting services relating to our business in exchange for a management fee of $320,000 per year. See “Certain Relationships and Related Party Transactions” for a more complete description of these agreements.

In addition to its agreement to acquire additional shares of Series AA Preferred Stock by exercising its over-subscription rights in this offering, Dolphin will also be entitled, as will any Series AA shareholder, to quarterly increases in the stated value of its shares of Series AA Preferred Stock, at a rate of 9.55% compounded quarterly, subject to possible adjustments as described under “WHAT ARE THE TERMS OF THE SERIES AA PREFERRED STOCK?” As a result, Dolphin’s beneficial ownership of our common stock, which is already substantial, will continue to increase over time, and Dolphin may acquire voting control of us in connection with its exercise of over-subscription rights and subsequent stated value increases to which it is entitled. Furthermore, because Dolphin will own a majority of the Series AA Preferred Stock outstanding following completion of this rights offering, Dolphin will control the vote of the Series AA Preferred Stock on any matters as to which the Series AA Preferred Stock is entitled to vote separately as a class. See “The Rights Offering – Terms of the Series AA Preferred Stock – Voting Rights.”

We also entered into a loan agreement with Dolphin for interim financing in the amount of $7.0 million in October 2005 and amended the loan agreement in January 2006. The loan carries a 12% interest rate and matures on the earliest of February 28, 2006, or the date we close the rights offering. Dolphin will offset any amount outstanding on the loan at the time of the closing of this rights offering, including accrued interest, against the purchase price owed to us by Dolphin for any shares of Series AA Preferred Stock it purchases via its agreed-upon exercise of its oversubscription right. The loan proceeds were used to satisfy amounts remaining outstanding on several subordinated lending arrangements we had previously entered into, to pay fees related to the Dolphin transaction, and for working capital.

WHAT DOES ACT PLAN TO DO WITH THE PROCEEDS OF THE RIGHTS OFFERING?

Total gross proceeds of the rights offering will be $7.96 million. We will use the proceeds from the closing of the rights offering to repay the $7.0 million loan, plus interest, that Dolphin extended to us in October 2005. To the extent Dolphin exercises its over-subscription right to purchase additional shares of Series AA Preferred in this offering, the purchase price Dolphin owes for such additional shares will be netted against the outstanding loan, including accrued interest thereon, and accordingly we do not expect to receive the full $7.96 million in cash. The balance of the proceeds after repayment of the outstanding Dolphin loan will be used to pay transaction-related expenses, make capital expenditures and for working capital purposes.

Taking into account our sale of Series AA Preferred Stock to Dolphin on August 19, 2005, the total gross proceeds of our sales of Series AA Preferred Stock will be $16.0 million. Of the $16.0 million total proceeds from our sales of Series AA Preferred Stock, we have used or will use approximately $11.3 million to pay off subordinated debt and interim loans from Dolphin, $1.2 million to pay transaction fees relating to the sales of Series AA Preferred Stock (including $320,000 in fees to Dolphin), $700,000 to terminate employment agreements, and $2.8 million in working capital. See “Use of Proceeds.”

WHAT HAPPENS IF I CHOOSE NOT TO EXERCISE MY PURCHASE RIGHTS?

You will retain your current number of shares of common stock even if you do not exercise your purchase rights. If you choose not to exercise your subscription rights, the percentage of our common stock that you beneficially own will decrease substantially following the rights offering, due to Series AA Preferred Stock being convertible into shares of our common stock and the 9.55% quarterly increase in the stated value of the Series AA Preferred Stock. Rights not exercised prior to the expiration of the rights offering will expire.

HOW DO I EXERCISE MY PURCHASE RIGHTS?

You may exercise your purchase rights by properly completing and signing your rights certificate. You must deliver your rights certificate with full payment of the subscription price (including any amounts in respect of the over-subscription right) to the subscription agent on or prior to the expiration date. If you use the mail, we recommend that you use insured, registered mail, return receipt requested. If you cannot deliver your rights certificate to the subscription agent on time, you may follow the guaranteed delivery procedures described under “The Rights Offering – Guaranteed Delivery Procedures” beginning on page 21.

WHAT SHOULD I DO IF I WANT TO PARTICIPATE IN THE RIGHTS OFFERING BUT MY SHARES ARE HELD IN THE NAME OF MY BROKER, CUSTODIAN BANK OR OTHER NOMINEE?

If you hold shares of our common stock through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of the rights offering. If you wish to exercise your rights, you will need to have your broker, custodian bank or other nominee act for you. To indicate your decision, you should complete and return to your broker, custodian bank or other nominee the form entitled “Beneficial Owner Election Form.” You should receive this form from your broker, custodian bank or other nominee with the other rights offering materials. You should contact your broker, custodian bank or other nominee if you believe you are entitled to participate in the rights offering but you have not received this form.

WHAT SHOULD I DO IF I WANT TO PARTICIPATE IN THE RIGHTS OFFERING AND I AM A SHAREHOLDER IN A FOREIGN COUNTRY OR IN THE ARMED SERVICES?

The subscription agent will mail rights certificates to you if you are a rights holder whose address is outside the United States or if you have an Army Post Office or a Fleet Post Office address. To exercise your rights, you must notify the subscription agent on or prior to 5:00 p.m., New York City time, on February 21, 2006, and take all other steps which are necessary to exercise your rights, on or prior to that time. If you do not follow these procedures prior to the expiration of the rights offering, your rights will expire.

WILL I BE CHARGED A SALES COMMISSION OR A FEE BY ACT OR THE SUBSCRIPTION AGENT IF I EXERCISE MY PURCHASE RIGHTS?

No. We will not charge a brokerage commission or a fee to rights holders for exercising their rights. However, if you exercise your rights through a broker or nominee, you will be responsible for any fees charged by your broker or nominee.

WHAT IS THE BOARD OF DIRECTORS’ RECOMMENDATION REGARDING THE RIGHTS OFFERING?

Our Board of Directors is not making any recommendation as to whether you should exercise your subscription rights. You are urged to make your decision based on your own assessment of the rights offering and our company.

HOW MANY SHARES MAY I PURCHASE?

You are receiving .0047 nontransferable subscription rights for each share of common stock that you owned on January 3, 2006, the record date. Each subscription right consists of the basic purchase right and the over-subscription right. Each basic purchase right entitles you to purchase one share of Series AA Preferred Stock for $100 per share. See “The Rights Offering – Subscription Rights – Basic Purchase Right.” The over-subscription right entitles you to purchase additional shares of Series AA Preferred Stock at the same purchase price per share on a pro-rata basis to the number of shares you purchased under your basic purchase right, provided you fully exercise your basic purchase right. “Pro-rata” means in proportion to the number of shares of our Series AA Preferred Stock that you and the other rights holders electing to exercise their over-subscription rights have purchased by exercising the basic purchase rights on their holdings of common stock. See “The Rights Offering – Subscription Rights – Over-subscription Right.” Dolphin has agreed to exercise its over-subscription right to purchase any shares of Series AA Preferred Stock not subscribed for by other shareholders.

WHAT ARE THE TERMS OF THE SERIES AA PREFERRED STOCK?

Certain terms of the Series AA Preferred Stock are as follows:

Rank: The Series AA Preferred Stock will, with respect to dividend rights and rights on liquidation, rank senior to the common stock and to all other equity securities we issue. For this purpose, the term “equity securities” does not include debt securities convertible into or exchangeable for equity securities.

Increases to Stated Value and Dividends: The stated value of each share of Series AA Preferred Stock, which was initially $100 per share, will increase following the date of issuance on a quarterly basis at a rate of 9.55% over the stated value then in effect. In the event our common stock is listed in the future on the Nasdaq Capital Market or the American Stock Exchange, the quarterly rate will be reduced to 9.30%. Additionally, holders of Series AA Preferred Stock will be entitled to receive dividends we pay on our common stock, if any, based on the number of shares of common stock into which such holder’s shares of Series AA Preferred Stock would be convertible at the time of such dividend. All dividends will be cumulative.

Conversion: Each share of Series AA Preferred Stock will be convertible at the election of the holder into shares of our common stock by dividing the stated value of the Series AA Preferred Stock then outstanding by a conversion price, which will initially be $1.00. The conversion price will be adjusted to reflect subdivisions or combinations of our common stock such as stock splits, stock dividends, recapitalizations or reverse splits. The conversion price will also be adjusted in the event we issue shares of common stock or common stock equivalents for per share consideration less than the conversion price then in effect, subject to certain exceptions.

We intend to amend the terms of the Series AA Preferred Stock to provide that in addition to the ability of each holder of Series AA Preferred Stock to convert their shares into shares of our common stock, the holder or holders of at least 66 2/3% of the outstanding shares of Series AA Preferred Stock may require the conversion of all, but not less than all, of the outstanding shares of the preferred stock into shares of our common stock. See “Risk Factors - We intend to amend the terms of our Series AA Preferred Stock to provide for a forced conversion feature over which Dolphin will have substantial influence, and may control outright.” Implementation of this amendment would require the approval of the holders of our common stock and the Series AA Preferred Stock, voting as separate classes, and we expect to seek approval of this amendment at our 2006 annual meeting of shareholders.

Voting Rights: Except as described below, holders of the Series AA Preferred Stock will have the right to vote on all matters that the holders of common stock vote on, voting together with the holders of common stock as one class. Each share of Series AA Preferred Stock will be entitled to one vote for each share of common stock into which such share of Series AA Preferred Stock could be converted. The affirmative vote of the holders of a majority of the outstanding Series AA Preferred Stock, voting as a separate class, will be required for us to take various corporate actions.

Rights Upon Liquidation: The holders of the Series AA Preferred Stock will be entitled to receive liquidating distributions out of our assets available for distribution to shareholders in the event of any voluntary or involuntary liquidation, dissolution or winding up or of any merger, reorganization, sale of substantially all of our assets or similar transactions. Liquidating distributions will be payable to the holders of Series AA Preferred Stock before any distribution of assets is made to holders of common stock or any other class of stock ranking junior to the Series AA Preferred Stock upon liquidation.

Optional Redemption: The Series AA Preferred Stock will not mature on a specified date. However, at any time after the fifth anniversary of the initial issuance we may elect to repurchase all but not less than all of the outstanding Series AA Preferred Stock at an aggregate purchase price equal to the stated value per share times the number of shares of Series AA Preferred Stock then outstanding. In addition at any time after the fifth anniversary of the initial issuance of the Series AA Preferred Stock, the holders of a majority in interest of the Series AA Preferred Stock may require that we repurchase all outstanding shares of Series AA Preferred Stock at a price per share equal to the stated value per share then outstanding. We expect that on the fifth anniversary of the initial issuance of the Series AA Preferred Stock, the aggregate outstanding stated value will be in excess of $91.1 million.

For a more complete description of the rights, preferences and privileges of the Series AA Preferred Stock, see “The Rights Offering – Terms of the Series AA Preferred Stock.”

HOW MANY SHARES OF ACT COMMON STOCK AND PREFERRED STOCK WILL BE OUTSTANDING AFTER THE RIGHTS OFFERING?

On January 3, 2006, the record date for the rights offering, there were 16,775,129 shares of common stock outstanding, and completion of the rights offering will not immediately affect the number of shares of common stock outstanding. On August 19, 2005, Dolphin purchased all 80,400 shares of Series AA Preferred Stock currently outstanding. Following completion of the rights offering, including Dolphin’s exercise of its over-subscription rights to purchase any shares of Series AA Preferred Stock not subscribed for by other shareholders in the rights offering, there will be 160,000 shares of Series AA Preferred Stock outstanding, which will initially be convertible into 17,151,822 shares of common stock (due to the effect of quarterly increases in the stated value of shares of Series AA Preferred Stock sold in the initial closing on August 19, 2005). Assuming conversion of all shares of Series AA Preferred Stock (not including 9,000 shares of Series AA Preferred Stock underlying warrants issued to a placement agent in connection with our agreement with Dolphin, and excluding 5,522,353 shares of common stock underlying outstanding options and warrants), there will be 33,926,950 shares of common stock outstanding.

HOW WAS THE PURCHASE PRICE ESTABLISHED?

The purchase price per share of Series AA Preferred Stock was established during our negotiations with Dolphin for the terms of this preferred stock financing, and is equal to the price per share of Series AA Preferred Stock paid by Dolphin.

IS EXERCISING MY SUBSCRIPTION RIGHTS RISKY?

Yes. The exercise of your rights and investing in our securities involves risks. Exercising your rights should be considered as carefully as you would consider any other equity investment. Among other things, you should carefully consider the risks described under the heading “Risk Factors,” beginning on page 10.

MAY I TRANSFER MY RIGHTS IF I DO NOT WANT TO PURCHASE ANY SHARES?

No. Should you choose not to exercise your rights, you may not sell, give away or otherwise transfer your rights. However, rights will be transferable to certain affiliates of the recipient and by operation of law - for example, upon death of the recipient.

AM I REQUIRED TO SUBSCRIBE IN THE RIGHTS OFFERING?

No.

WHAT HAPPENS IF THE RIGHTS OFFERING IS NOT FULLY SUBSCRIBED AFTER GIVING EFFECT TO THE OVER-SUBSCRIPTION RIGHTS?

As a holder of 250 shares of our common stock as of the record date, Dolphin will receive preferred stock purchase rights in this offering, including over-subscription rights, pro-rata with all of our other shareholders. Dolphin has agreed to exercise its over-subscription rights to purchase any shares of Series AA Preferred Stock not purchased by other shareholders in the rights offering, subject to conditions.

AFTER I EXERCISE MY RIGHTS, CAN I CHANGE MY MIND AND CANCEL MY PURCHASE?

No. Once you send in your subscription certificate and payment you cannot revoke the exercise of your rights, even if you later learn information about us that you consider to be unfavorable and even if the market price of our common stock changes. You should not exercise your subscription rights unless you are certain that you wish to purchase shares of our Series AA Preferred Stock at a price of $100 per share. See “The Rights Offering – No Revocation.”

WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF EXERCISING MY PURCHASE RIGHTS AS A HOLDER OF COMMON STOCK?

A holder of common stock should not recognize income or loss for federal income tax purposes in connection with the receipt or exercise of subscription rights in the rights offering. See “United States Federal Income Tax Consequences” on page 32.

WHEN WILL I RECEIVE MY SHARES OF SERIES AA PREFERRED STOCK IF I EXERCISE MY PURCHASE RIGHTS?

If you purchase shares of Series AA Preferred Stock through this rights offering, you will receive certificates representing those shares as soon as practicable after the expiration of the rights offering. Subject to state securities laws and regulations, we have the discretion to delay allocation and distribution of any shares you may elect to purchase by exercise of your basic or over-subscription rights in order to comply with state securities laws.

WILL THE SERIES AA PREFERRED STOCK BE TRADED ON ANY STOCK EXCHANGE OR LISTED ON A QUOTATION SERVICE?

No. There will be no liquid trading market for the Series AA Preferred Stock at the time we complete the rights offering, and we do not currently expect to apply to list the Series AA Preferred Stock on any exchange or quotation service.

In the event there is no liquid trading market for the Series AA Preferred Stock, conversion into the underlying shares of our common stock and sale of those shares may be the only way for you to liquidate your investment in any shares of Series AA Preferred Stock you purchase in the rights offering. The conversion price of our Series AA Preferred Stock is currently considerably higher than the market price of our common stock, and if this price disparity continues you will suffer a loss upon conversion of your Series AA Preferred Stock and subsequent sale of our common stock. Moreover, shares of common stock issued to you upon conversion of the Series AA Preferred Stock will be “restricted securities” as defined in applicable SEC rules. Accordingly, unless we register your resale of the common stock issued to you upon conversion of the preferred stock, you may not be able to freely resell such shares of common stock. We expect to register the resale of shares of common stock underlying the Series AA Preferred Stock sold in the rights offering in accordance with registration rights granted to Dolphin in connection with our initial sale of the preferred stock, but we cannot be sure of the timing of such registration. Even if you can resell such shares of common stock under the securities laws, the Pink Sheets, on which our common stock is currently quoted, may not be a sufficiently liquid trading market to allow you to immediately resell all of the shares of common stock you receive upon conversion of shares of Series AA Preferred Stock.

IF THE RIGHTS OFFERING IS NOT COMPLETED, WILL MY SUBSCRIPTION PAYMENT BE REFUNDED TO ME?

Yes. The subscription agent will hold all funds it receives in escrow until completion of the rights offering. If the rights offering is not completed, the subscription agent will return promptly, without interest, all subscription payments.

WHAT SHOULD I DO IF I HAVE OTHER QUESTIONS?

If you have questions or need assistance, please contact Computershare Trust Company, Inc., the subscription agent, at: (800) 962-4284. For a more complete description of the rights offering, see “The Rights Offering” beginning on page 21.

TO WHOM SHOULD I SEND FORMS AND PAYMENTS?

For delivery by mail:

Computershare Trust Company

P.O. Box 1596

Denver, CO 80201-1596

By hand delivery or overnight courier:

Computershare Trust Company

350 Indiana Street, Suite 800

Golden, Colorado 80401

For instructions on how your subscription payment should be sent to the subscription agent, see “The Rights Offering – Method of Subscription – Exercise of Subscription Rights” on page 25.

If you have questions, need additional copies of offering documents or otherwise need assistance, please contact the information agent for this offering:

To ask other questions or to receive copies of our recent SEC filings, you also can contact us by mail or telephone, or refer to the other sources described under “Where You Can Find More Information” on page 35.

Summary Financial Data

The following summary consolidated financial data are derived from, and should be read in conjunction with, the Consolidated Financial Statements and “Management’s Discussions and Analysis of Financial Conditions and Results of Operations” and related Notes to the Consolidated Financial Statements incorporated into this prospectus by reference.

	Year ended December 31,					Nine months ended September 30,
$(000’s)	2004	2003	2002	2001	2000	2005	2004
	($ in thousands, except per share data)
Consolidated statement of operations data :
Net revenues	$53,540	$55,751	$53,872	$46,643	$37,700	$38,509	$40,283
Operating expenses - before restructuring and impairment of long-lived asset costs and loss on related-party receivable	55,532	60,329	57,923	44,643	33,744	39,857	41,480
Impairment of goodwill(1)	13,600	—	2,000	—	—	7,091	—
Impairment of long-lived assets(2)	1,081	—	—	—	—	1,308	—
Restructuring costs(3)	1,761	—	—	—	—	2,067	—
Loss on related-party receivable(4)	—	—	—	—	—	306	—

Operating expenses	71,974	60,329	59,923	44,643	33,744	50,629	41,480
Operating income (loss)	(18,434)	(4,578)	(6,051)	2,000	3,956	(12,120)	(1,197)
Net income (loss)	(21,164)	(8,493)	(7,648)	(216)	1,395	(14,513)	(3,120)
Preferred stock dividends	—	(726)	(637)	(378)	(160)	(351)	—

Net income (loss) available to common shareholders	(21,164)	(9,219)	(8,285)	(594)	1,235	(14,864)	(3,120)
Net income (loss) per share
Basic	$(1.41)	$(0.90)	$(0.93)	$(0.09)	$0.23	$(0.89)	$(0.21)
Diluted	$(1.41)	$(0.90)	$(0.93)	$(0.09)	$0.21	$(0.89)	$(0.21)
Consolidated balance sheet data:
Total assets	$38,372	$54,623	$59,459	$53,487	$31,396	$25,608	$51,154
Total short term debt and capital leases	16,026	7,781	6,262	8,101	3,923	6,978	5,881
Total long term debt and capital leases	201	10,667	10,053	7,039	4,653	516	245
Convertible, redeemable preferred stock	—	—	2,698	—	—	7,609	—
Shareholders’ equity (deficit)(5)	$12,671	$22,110	$24,841	$29,163	$12,481	$(1,985)	$26,390
Other operating data:
Adjusted EBITDA(6)	$1,796	$843	$740	$6,558	$6,276	$(30)	$2,980

(1)	We took $13.6 million in goodwill impairment charges in December 2004 related to our audio and video units. During the third quarter of 2005, we again tested goodwill as a result of the Dolphin transaction, and determined that impairments existed in the values of our United Kingdom, Australia and Hong Kong audio reporting units, and our video reporting unit. The impairments in the audio units were due to price erosion and the loss of a major customer in the United Kingdom. The impairment in the video unit was the result of a drop in the unit’s revenue and profit, which mirrored industry performance. In the third quarter of 2005, we took $4.1 million in non-cash impairment charges in our audio units, and a $3.0 million charge in our video unit. As of September 30, 2005, we had $1.0 million of goodwill remaining, which was in our North American audio reporting units.

(2)	We took a $1.1 million impairment charge on fixed assets in the fourth quarter of 2004. During the third quarter of 2005, we again tested fixed assets for impairment based on future estimated cash flows for each unit. If a unit did not have sufficient cash flows to support fixed asset values at September 30, 2005, we estimated the fair market values of the assets. As a result of this analysis, we determined that there was a $1.3 million impairment of fixed assets in 2005.

(3)	We began a major restructuring in late 2004 to obtain operating efficiencies and achieve cost reductions. It includes the consolidation of operating centers in both Europe and North America. During the fourth quarter of 2004, we recognized $1.8 million of operating costs related to restructuring. During the first nine months of 2005, we recognized $2.1 million of operating costs related to restructuring. These costs consist primarily of severance and lease abandonment costs.

(4)	During the second quarter of 2005, we recorded a $306,000 provision for a possible loss on a note receivable from a former director for a capital stock purchase. We determined that recognition of a possible loss was appropriate because the value of the principal collateral on the loan, shares of our common stock, was significantly below the outstanding balance of the loan as of September 30, 2005.

(5)	As a result of the right of a majority of the holders of Series AA Preferred Stock to demand redemption of the preferred stock at any time after the fifth anniversary of the initial issuance of shares of the preferred stock, the Series AA Preferred Stock has not been included in shareholders’ equity (deficit). As a result of this classification, the charges and costs outlined in notes (1) – (4) above, and operating losses that we have incurred, our shareholders’ equity (deficit) as of September 30, 2005 was a deficit of $2.0 million.

(6)

Adjusted EBITDA is defined as net income before interest, taxes, depreciation, amortization, foreign currency gain (loss), gain on extinguishment of notes payable, write-off of financing costs, minority interest in subsidiary earnings, and impairment charges. Adjusted EBITDA is a “non-GAAP financial measure” under Securities and Exchange Commission rules and is not intended to replace net income, cash flows or any other measures of performance and liquidity under U.S. GAAP. Rather, Adjusted EBITDA is a measure of operating performance that investors may consider in addition to such other measures. Adjusted EBITDA provides no information on a company’s capital structure, borrowings, interest costs, capital expenditures, and working capital movement or tax position. We believe Adjusted EBITDA is, nevertheless, a useful measure of operating performance for investors and other interested parties because it eliminates differences in financial capitalization and tax structures, as well as non-cash charges to earnings and expenses related to reorganization activities that do not reflect the ongoing operations of a company. Our credit facility also uses an EBITDA-based measure, which differs from Adjusted EBITDA as presented above, to test compliance with certain covenants. A reconciliation of Adjusted EBITDA to net income (loss) appears below.

	Year ended December 31,					Nine months ended September 30,
$(000’s)	2004	2003	2002	2001	2000	2005	2004
Net income (loss)	$(21,164)	$(8,493)	$(7,648)	$(216)	$1,395	$(14,513)	$(3,120)
Provision for income taxes	(88)	(342)	(125)	(875)	(780)	(460)	(217)
Gain on extinguishment of note payable	261	—	—	—	—	687	261
Foreign currency loss	(170)	(460)	—	—	—	(32)	(118)
Writeoff of financing costs	—	—	—	(416)	—	—	—
Minority interest in earnings of consolidated subsidiary	—	—	—	—	(709)	—	—
Interest expense, net	(2,733)	(3,113)	(1,472)	(1,340)	(1,071)	(2,588)	(1,849)
Depreciation and amortization	(5,549)	(5,421)	(4,791)	(4,143)	(2,320)	(3,385)	(4,177)
Impairment of goodwill	(13,600)	—	(2,000)	—	—	(7,091)	—
Impairment of long-lived assets	(1,081)	—	—	—	—	(1,308)	—
Loss on related-party receivable	—	—	—	—	—	(306)	—
Adjusted EBITDA	$1,796	$843	$740	$6,558	$6,276	$(30)	$2,980

Ratio of Earnings to Fixed Charges

	Year ended December 31,							Nine months ended September 30,
	2004	2003	2002	2001		2000		2005	2004
	($ in thousands, except per share data)
Ratio of Earnings to Fixed Charges	—	—	—	1.	16x	2.64	x	—	—
Deficiency of Earnings to Cover Fixed Charges	$23,872	$12,079	$9,762	$—		$—		$17,016	$4,806

RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before deciding whether to invest in our common stock.

Risks related to our company.

Our independent auditors have expressed doubt about our ability to continue as a going concern.

We received a report on our consolidated financial statements for the year ended December 31, 2004 from our independent accountants that includes an explanatory paragraph stating that there is substantial doubt about our ability to continue as a going concern. The report expressed doubt about our ability to continue as a going concern because we suffered significant losses from operations in fiscal 2004 and were in default on certain debt covenants made to major lenders, and consequently were not in compliance with the cross default provisions of certain of our other loans and capital leases. We can offer no assurance that the actions we plan to take to address these conditions will be successful. In addition, as a result of the redemption rights attached to our Series AA Preferred Stock, which are exercisable at any time after August 19, 2010, it is unlikely that our independent accountants will deliver a report on our consolidated financial statements without such a so-called “going concern qualification” as long as shares of Series AA Preferred Stock are outstanding. Inclusion of a “going concern qualification” in the report of our independent accountants may have a negative impact on our ability to obtain financing and may adversely impact our stock price.

We have experienced continuing losses during the past three years, and we may be unable to regain profitability.

We reported net losses of $21.2 million in 2004, $8.5 million in 2003 and $7.6 million in 2002, and we have not reported a quarterly profit since the third quarter of 2001. We may not achieve profitability or maintain profitability, if achieved, on a consistent basis. In addition, our operating expenses may increase in the future as we expand our operations. If our gross profit does not grow to offset any such increased expenses, it will be more difficult to reverse our recent history of losses. Continued losses would likely cause our stock price to decrease.

Holders of a majority of our Series AA Preferred Stock may require that we redeem all outstanding shares of Series AA Preferred Stock on or after August 19, 2010, and we are unlikely to have sufficient funds to satisfy the resulting obligation.

The terms of our Series AA Preferred Stock provide that the holders of a majority of the outstanding shares of Series AA Preferred Stock may require us, at any time after the fifth anniversary of the initial issuance date of shares of the preferred stock, to redeem all but not less than all outstanding shares of Series AA Preferred Stock at a price equal to the stated value of such shares then outstanding. Due to the effect of the scheduled increases to the stated value of the preferred stock described under “The Rights Offering – Terms of the Series AA Preferred Stock – Dividends and Stated Value Adjustments,” the aggregate stated value of the shares of Series AA Preferred Stock outstanding on August 19, 2010, the fifth anniversary of the initial issuance date of shares of the preferred stock, will exceed $91.1 million. This figure is substantially greater than our current total assets and far exceeds cash, cash equivalents and borrowings currently available to us, and we are unlikely to be able to arrange for financing in sufficient amount to meet this obligation. In the event the requisite holders of shares of our Series AA Preferred Stock exercise their right to require us to redeem the preferred stock, it is likely that we would default on our redemption obligation, which may cause the holders of the Series AA Preferred Stock to force us to liquidate all of our assets or to otherwise engage in a restructuring transaction in which our common shareholders will not participate. The contingent liability associated with this redemption right may also make it difficult for us to obtain interim financing, which may impede our ability to pay our operating costs or make capital expenditures that we might otherwise make, and makes it unlikely that our independent auditors will deliver a report on our financial statements without the “going concern qualification” described above.

Our preferred stock carries a substantial liquidation preference, which could significantly impact the return to common equity holders upon an acquisition.

In the event of liquidation, dissolution, winding up or change of control of us, the holders of Series AA Preferred Stock would be entitled to receive the stated value per share of Series AA Preferred Stock plus all increases to stated value on such share before any proceeds from the liquidation, dissolution or winding up are paid with respect to any other series or class of our capital stock. Accordingly, the approximately 160,000 shares of Series AA Preferred Stock that will be outstanding following this offering will initially have an aggregate liquidation preference of approximately $17.15 million, which will increase at a quarterly rate of 9.55%, compounded quarterly. This will result in an aggregate liquidation preference in excess of $91.1 million on the fifth anniversary of our initial sale of Series AA Preferred Stock. Consequently, the sale of all or substantially all of our assets or other fundamental corporate transactions may result in substantially all of the proceeds of such transaction being distributed to the holders of our Series AA Preferred Stock.

From time to time we engage in discussions with or receive proposals from third parties relating to potential acquisitions or strategic transactions that could constitute a change of control. While we have not engaged in any transaction of this type prior to our agreement with Dolphin, we will in the future continue to evaluate potential business combinations or strategic transactions which, if consummated, may constitute a change of control and trigger the liquidation preferences described above.

We are out of compliance with certain loan covenants.

We have relied in part on bank financing and debt transactions to meet our capital needs. These financings require compliance with certain covenants. We are out of compliance with certain covenants in our bank financing agreement, which could result in the lender accelerating the due date of the indebtedness outstanding under that agreement. The lender has agreed to forbear, through June 12, 2006, from taking action relating to our defaults. However, if we do not complete the rights offering and cannot obtain suitable financing from other transactions, the waiver and forbearance may expire and our lender might pursue remedies against us, including possibly foreclosing on our outstanding debt.

Conversion of our Series AA Preferred Stock could result in a substantial number of additional shares of common stock outstanding, which could decrease the price of our common stock.

The 79,600 shares of Series AA Preferred Stock offered in the rights offering will initially be convertible at the option of the holder into 7,960,000 shares of our common stock. In addition, currently outstanding shares of Series AA Preferred Stock are convertible into 9,191,822 shares of our common stock. All outstanding shares of Series AA Preferred Stock will be entitled to increases in stated value at a quarterly rate of 9.55%, compounded quarterly from the date of issuance. To the extent the Series AA Preferred Stock is converted into common stock, a very significant number of additional shares of common stock may be sold into the market, which could decrease the price of our common stock.

Dolphin is currently the beneficial owner of approximately 35.4% of our voting securities, will obtain beneficial ownership of additional voting securities, and will be able to exert substantial control over us.

Dolphin is currently the beneficial owner of approximately 35.4% of our outstanding voting securities, and owns all of the shares of Series AA Preferred Stock currently outstanding. In addition, Dolphin has agreed, subject to certain conditions, to exercise its over-subscription rights to purchase any shares of Series AA Preferred Stock not subscribed for by other holders of our common stock in the rights offering. As a result, Dolphin will own a majority of the Series AA Preferred Stock outstanding following the rights offering. Because of Dolphin’s majority ownership of the outstanding Series AA Preferred Stock, Dolphin will control the vote on any matters to be approved by the Series AA shareholders, and other Series AA shareholders will not be able to block any action or approval that Dolphin votes to approve in its capacity as a Series AA shareholder.

In addition to its agreement to acquire additional shares of Series AA Preferred Stock by exercising its over-subscription rights in this offering, Dolphin will also be entitled, as a Series AA shareholder, to quarterly increases in the stated value of its shares of Series AA Preferred Stock, at a rate of 9.55% compounded quarterly. As a result, Dolphin’s beneficial ownership of our common stock, which is already substantial, will continue to increase over time, and Dolphin may acquire outright voting control of us in connection with its exercise of over-subscription rights or subsequent adjustments to stated value to which it is entitled. Furthermore, the Investor Rights Agreement effectively allows Dolphin to control our Board of Directors, even if Dolphin does not beneficially own the majority of our common stock. Because of their large percentage ownership and board representation, Dolphin is likely to have significant control over our management, policies and affairs, particularly corporate actions requiring the approval of our shareholders, and Dolphin may cause us to take corporate actions with which you might disagree, including the amendment to the terms of our Series AA Preferred Stock described below under the caption “We may amend the terms of our Series AA Preferred Stock to provide for a forced conversion feature, which will likely be controlled by Dolphin.”

The table below reflects, for illustrative purposes only, scenarios which indicate the effect the rights offering and related share issuances, if completed today, would have on Dolphin’s beneficial ownership of our common stock, assuming certain levels of participation in the rights offering, and assuming no other shares of our capital stock are issued during the pendency of the rights offering and for one year following completion of the rights offering:

Assumed Exercise of Purchase Rights		Resulting Dolphin Ownership
Assumed percentage of preferred stock purchase rights exercised by shareholders other than Dolphin:	Shares of Series AA Preferred Stock purchased by shareholders other than Dolphin:	Shares of common stock beneficially owned by Dolphin immediately following the rights offering:	Percentage of common stock beneficially owned by Dolphin immediately following rights offering, on an as-converted basis:	Percentage of common stock beneficially owned by Dolphin following one year of stated value increases, on an as-converted basis:
10%	7,960	16,355,822	48%	56%
50%	39,800	13,171,822	39%	46%
90%	71,640	9,987,822	29%	35%

In the event less than 2.37% of the preferred stock purchase rights being distributed in this offering are exercised by holders of our common stock other than Dolphin, Dolphin will beneficially own a majority of the voting power of our common stock immediately following the closing of this offering, and accordingly would have absolute control over the election of our directors and any other matters requiring shareholder approval. Exercise of the preferred stock purchase rights being issued in this offering is completely at the discretion of our shareholders and accordingly is beyond our control.

We intend to amend the terms of our Series AA Preferred Stock to provide for a forced conversion feature over which Dolphin will have substantial influence, and may control outright.

The terms of the Series AA Preferred Stock currently provide that each share of Series AA Preferred Stock will be convertible at the election of the holder into shares of our common stock, as described under “The Rights Offering – Terms of the Series AA Preferred Stock – Conversion.” We intend to amend the terms of the Series AA Preferred Stock to provide that in addition to the ability of each holder of Series AA Preferred Stock to convert their shares into shares of our common stock, the holder or holders of at least 66 2/3% of the outstanding shares of Series AA Preferred Stock may require the conversion of all, but not less than all, of the outstanding shares of the preferred stock into shares of our common stock. This amendment would allow the holders of a two-thirds majority of the Series AA Preferred Stock, acting together and in the sole discretion of such holders, to be able to force the conversion of all outstanding shares of Series AA Preferred Stock into shares of our common stock. Dolphin will own a majority of the shares of Series AA Preferred Stock outstanding following the rights offering, and depending on the level of participation in the rights offering may well own in excess of 66 2/3% of the outstanding preferred stock. As a result, we expect that at a minimum Dolphin will have substantial influence over the exercise of the forced conversion mechanism, and it is possible that Dolphin will be able to force the conversion of the preferred stock in its sole discretion.

The conversion price of the Series AA Preferred Stock is currently well in excess of the price of our common stock, such that if the holders of two-thirds of the outstanding Series AA Preferred Stock elected to force the conversion of all of the outstanding preferred stock, holders of the preferred stock would suffer an immediate loss upon conversion of their shares, and that loss would be beyond their control. In addition, conversion of the Series AA Preferred Stock into shares of our common stock would deprive the Series AA shareholders of all of the rights and benefits of holding the Series AA Preferred Stock, including the right to periodic stated value increases, preferential rights to dividends and the proceeds of a dissolution or other liquidation event, special voting rights and the ability to vote as a separate class, and the redemption right following the fifth anniversary of the issuance of the preferred. There is no mechanism for these rights to be restored following the conversion of the Series AA Preferred Stock to shares of our common stock.

We expect that we will pursue the amendment as soon as practicable following the completion of this offering. Implementation of this amendment will require the approval of the holders of our common stock and the Series AA Preferred Stock, voting as separate classes, which we expect to seek at our 2006 annual meeting of shareholders. However, as the majority holder of the Series AA Preferred Stock, Dolphin will control the vote of the Series AA shareholders, and because of the voting rights of the Series AA Preferred Stock Dolphin will also control a substantial portion of the vote on any matters to be approved by holders of our common stock. Therefore it is possible that Dolphin will control the approval of this amendment.

Our revenues may fluctuate because we draw significant revenues from major clients, who may transfer their business away from us.

Our two largest customers accounted for 21% of our revenues in 2004, and we expect revenues from AT&T Corporation, our largest customer, to grow over the near term. Due to concentration of our revenues, the loss of any one of our largest customers or one of our principal outsource channel partners would have a significant adverse effect on our conference volumes. AT&T Corporation was recently acquired by SBC Communications Inc., which has now been renamed AT&T Inc., and there can be no assurance that AT&T Inc. will continue to use our services. The loss of several of our larger customers would also have an adverse effect on our volumes and this risk will increase if our largest customers increase their volumes of business with us faster than we increase volumes from other sources. Any such reduction in our volumes would have a material adverse effect on our revenues and results of operations.

Our agreements with customers generally do not contain minimum purchase commitments, and customers can easily switch to a competing provider or allocate their business among several vendors. Our customers may discontinue business with us in the future if our products and services become obsolete or technological advances allow our customers to satisfy their own teleconferencing needs. Mergers, consolidations, or other changes in ownership or alliances that impact any of our customers may also cause our customers to curtail or cease doing business with us. To the extent we lose customers due to any of these factors, our revenues will be adversely affected.

We may be adversely affected by downward price pressure in the teleconferencing industry.

The prices for our services are subject to rapid and frequent changes. In many cases, competitors provide their services at significantly reduced rates, or even free of charge, or on a trial basis in order to win customers. In addition, major telecommunications providers enjoy lower telephony costs as a result of their ownership of the underlying telecommunications network. As a result, these carriers can offer services similar to ours with certain volume discounts or substantially reduced prices. Price competition in the long distance market has had a negative impact on our ability to mark-up our wholesale prices on long distance transport. In response to these factors, we have reduced our pricing in certain circumstances and may be required to reduce prices further. Reductions in the prices we are able to charge may not be offset by increases in the volumes we handle, and accordingly may decrease our operating margins.

Our plans to operate, grow or continue as a going concern may be limited if we are unable to obtain sufficient financing.

Our growth into automated conferencing, web-conferencing services, video, and as an outsource provider for international calls has strained our financial resources. Nonetheless, we may need to be prepared to expand our business through further strategic acquisitions and new markets when we identify desirable opportunities. We may need additional equity and debt financing, collaborative arrangements with channel partners, or funds from other sources for these purposes. We may not be able to obtain such financing on acceptable terms, or at all. Failure to obtain additional financing could weaken our operations, prevent us from achieving our expansion goals, or continue as a going concern. Equity financings, as well as debt financing with accompanying warrants, can be dilutive to our shareholders and may make it difficult to sell additional equity at depressed prices, and certain debt financings may impose restrictive covenants on the way we operate our business.

Restructuring plans may impact our operating performance

We have announced restructuring actions that we expect to benefit our business. Restructuring plans that we have implemented include consolidation of operating locations, staff reductions and constraints on capital expenditures. The implementation of these changes may adversely affect our results of operations due to diversion of management’s attention, negative reactions from customers and other factors. Furthermore, anticipated cost savings from the restructuring activities may not fully materialize. If our implementation of restructuring actions is not successful or if such actions do not benefit us to the extent planned, our operating results may suffer.

Our common stock is quoted on the Pink Sheets, which may reduce the price of our common stock and the levels of liquidity available to our shareholders and cause confusion among investors.

Our common stock has been quoted on the Pink Sheets quotation service since our delisting from the Nasdaq National Market on November 17, 2005. The quotation of our common stock on the Pink Sheets may reduce the price of our common stock and the levels of liquidity available to our shareholders. In addition, the quotation of our common stock on the Pink Sheets may have a material adverse effect on our access to the capital markets, and any limitation on liquidity or reduction in the price of our common stock could have a material adverse effect on our ability to raise capital through alternative financing sources on terms acceptable to us or at all. Stocks that are quoted on the Pink Sheets are no longer eligible for margin loans, and a company quoted on the Pink Sheets cannot avail itself of federal preemption of state securities or “blue sky” laws, which adds substantial compliance costs to securities issuances, including pursuant to employee option plans, stock purchase plans and private or public offerings of securities.

Our delisting from the Nasdaq National Market and quotation on the Pink Sheets may also result in other negative implications, including the potential loss of confidence by suppliers, customers and employees, the loss of institutional investor interest and fewer business development opportunities.

We may fail to meet market expectations because of large fluctuations in our quarterly operating results.

As a result of increased competition, changes in the mix of automated versus attended audio conferences, competitive price pressure, and the other risks described in this section, our quarterly operating results have varied significantly from period to period in the past and are likely to continue to vary significantly in future periods. The primary factors that may cause fluctuations in our quarterly operating results include increased competition, continued pricing pressure, and ongoing market demand for conferencing services. Additionally, we expect our results to fluctuate based on seasonal sales patterns. The usage of our services declines during the northern hemisphere summer (especially in Europe in August) and around the Thanksgiving and December holidays. Our revenue during these seasons historically does not maintain the same pace as other periods of the year because of less use of our services by business customers. Quarterly variations in our operating results may make it difficult to project our future performance and could result in increased volatility in our stock price.

Increased use of automated teleconferencing services may result in a decrease in the average prices we charge our customers.

The trend toward increased use of teleconferencing has been accompanied by more demand for low priced automated conferencing. As the volumes of all types of teleconferences have grown, the percentage of conferences that are higher-priced, operator-attended conferences has declined, and we expect this trend to continue at least for the near term. Migration to automated services has the effect of decreasing our price per minute and may reduce our margins.

We face operational and financial risks relating to our international operations.

International sales comprise a significant portion of our revenues, and we anticipate that this will continue. As a result of their distance from the United States, different time zones, culture, management and language differences, international operations pose greater risk than our domestic operations. For example:

•	These factors make it more challenging to manage and administer a globally-dispersed business.

•	Since certain international calls are billed in the currency of the country of origin, and in-country operating expenses are paid in local currency, currency fluctuations can affect our operating results.

•	Changes in taxes, duties, labor costs, and labor regulations could adversely affect our competitive pricing in some countries.

•	Economic or political instability in one or more of our international markets could adversely affect our operations in those markets.

Our major competitors in the telecommunications industry have greater capital resources and brand name recognition than we have, which makes it difficult for us to compete with them.

The telecommunications industry is highly competitive, and most of our competitors and potential competitors have substantially greater capital resources and name recognition than we have. Accordingly, we cannot compete with them in terms of advertising, marketing, sales, and deployment of capital. Certain of our competitors that have emphasized automated conferencing services have achieved operating efficiencies through volumes that we do not yet have. To compete successfully against other telecommunications and teleconferencing providers, we must maintain competitive pricing while at the same time offering significantly higher quality services. Pricing pressures may result in a reduction in our operating margins. Alternatively, if our service quality does not meet customer expectations, our customers may move away from us in favor of more established competitors. Either of these could hinder our ability to grow our revenues and to achieve our operating goals.

Third party vendor dependency.

We rely on third party telecommunications providers for transmission of our conferencing calls. The failure of any of these providers could have an adverse effect on our ability to seamlessly service our customers.

We have made only a limited entry into the web conferencing market.

We have entered the web or Internet based conferencing market. The annual market for Internet based conferencing services is growing rapidly. Although still small in relation to the audio conferencing market that we serve, our customers are increasingly demanding a full range of conferencing services and our web-based conferencing services are beginning to grow. However, if we do not fully develop this market, especially in web conferencing and Internet telephony, we may experience a slowdown in our overall conferencing revenue growth and our competitors may grow faster than we are able to grow. The expansion of our business into Internet-based service offerings, simultaneously with other growth needs, will place a strain on our current financial and staff resources. If we are not able to deploy the assets and personnel needed to fully support web-based services, we expect to miss out on significant growth opportunities.

If our Internet telephony conferencing services do not gain market acceptance or we are unable to finance this opportunity, our potential for growth in this market sector will be limited.

We estimate that over the next 3 years we will convert certain of our existing high volume multinational customers to an Internet telephony based conferencing service with the ability to handle higher volumes at lower prices. We cannot be certain that Internet telephony services will continue to gain worldwide corporate acceptance or prove to be a viable alternative to traditional telephone service. If the Internet telephony market fails to develop or develops slower than we expect, our future revenues from teleconferencing over the Internet will be limited. This could adversely affect the revenue growth rate that we currently expect to achieve. Our prospective Internet telephony solutions also will be affected by the availability of capital.

Other technological innovations could render our current services obsolete.

We expect technical innovations to stimulate new developments in teleconferencing services. Such technical innovations include the development of more sophisticated computers, telephone sets, private branch exchanges, customer-owned bridges, centralized office switching equipment, and Internet telephony services. Other technology-based competitive developments within the telecommunications industry, such as low-priced long distance services and new uses for the Internet, may lead the major telecommunications companies to offer low-cost teleconferencing services as a strategy to obtain greater market share in other product areas. These innovations and developments could render our current service offerings obsolete or uneconomic, which could cause us to lose customers and revenues.

We occasionally experience technical malfunctions and other hazards which adversely affect our operations and create costs.

We depend upon our software systems, communications hardware, and enhanced services platform to conduct our conferencing business on a worldwide basis. Our systems, communications hardware, vendors’ services, and platform are vulnerable to damage or interruption from:

•	Natural disasters.

•	Power loss.

•	Telecommunication failures.

•	Loss of Internet access.

•	Physical and electronic break-ins.

•	Hardware defects.

•	Computer viruses.

•	Intentional acts of vandalism, terrorism, or similar events.

In previous years our business has been affected by occasional network failures with consequent poor service and loss of customer goodwill. We expect that we will have major failures every year as a result of the factors listed above. Any increase in outages or failures due to these types of hazards would result in additional costs resulting from business interruption, and we could lose customers affected by these outages.

There are few regulatory barriers to entry into our current markets, and new competitors may enter at any time.

There are few regulatory barriers to competition in our markets. Recent federal legislation in the United States allows local exchange carriers to offer teleconferencing services. This legislation may result in additional competition if some or all of the local exchange carriers, including any of the regional Bell operating companies, choose to enter or expand their activities in the teleconferencing market in the United States.

Moreover, there are no significant regulatory barriers to enter the foreign markets we serve in Australia, Canada, France, Germany, Hong Kong, the Netherlands, Singapore, or the United Kingdom, and competitors may enter at any time. To the extent that our customers or potential customers choose to do business with these competitors, their entry into our markets would adversely affect our ability to grow our conferencing volumes and generate revenue.

Our common stock price has been highly volatile and we expect this volatility to continue.

The market price of our common stock is highly volatile and may decline further. For example, during 2005, the closing market price of our stock price ranged from a high of $1.28 to a low of $0.175, and closed on January 13, 2006 at $0.17. We anticipate that the volatility of our common stock price may continue due to factors such as:

•	Actual or anticipated fluctuations in results of our operations.

•	Future sales of our common stock by warrant and option holders, including sales by the selling shareholders listed in this prospectus.

•	Lack of a liquid trading market in our common stock due to the absence of a listing for our common stock on an established exchange.

•	Announcements by us or our competitors of significant technological innovations, contracts, acquisitions, strategic partnerships, joint ventures, or capital commitments.

•	Introduction of new services by us or our competitors.

•	Conditions and trends in the teleconferencing industry and related technology industries.

•	Changes in or failure to meet securities analysts’ expectations.

•	Changes in market valuations of other teleconferencing companies.

These factors are in addition to significant price and volume fluctuations in the securities markets that may be unrelated to our operating performance.

Provisions of our articles of incorporation and agreements we have entered could delay or prevent a change in control of ACT.

Certain provisions of our articles of incorporation, and certain agreements we have entered, may discourage, delay, or prevent a merger or acquisition that a shareholder may consider favorable. These provisions include:

•	Authority of the Board of Directors to issue preferred stock.

•	Prohibition on cumulative voting in the election of directors.

•	Election of directors by class for terms of three years.

•	Limitations on the ability of third parties to acquire us by their offer of a premium price to selected shareholders.

•	A share rights plan that enables shareholders to dilute an acquiring person’s investment through the shareholders’ purchase of a large number of shares.

Risks related to the rights offering.

The subscription price determined for this rights offering is not necessarily an indication of our value.

The subscription price per share was the price proposed by Dolphin in connection with our negotiation of the Purchase Agreement and was approved by our Board of Directors. The subscription price does not necessarily bear any relationship to the book value of our assets, past operations, cash flows, losses, financial condition or any other established criteria for value. You should not consider the subscription price as an indication of the value of our Series AA Preferred Stock. As of the date of this prospectus, the price of our common stock is significantly below the conversion price of the Series AA Preferred Stock.

The use of our net operating losses could be limited if we undergo an ownership change in connection with our offering of Series AA Preferred Stock.

If our sales of Series AA Preferred Stock to Dolphin or the exercise of the subscription rights by current shareholders causes us to undergo an “ownership change” for federal income tax purposes (i.e., an increase by more than 50% of the amount of stock held by one or more of our 5% shareholders during the past 3 years), our use of our pre-change net operating losses will generally be limited annually to the product of the long-term tax-exempt rate (currently 4.2%) and the value of our common stock immediately before the ownership change. This could increase our federal income tax liability if we generate taxable income in the future.

You may not revoke your subscription rights exercise, and if you exercise any subscription rights you will be committed to buying shares for a price per share of common stock into which the Series AA Preferred Stock is convertible that is significantly higher than the current market price per share of such common stock.

Once you exercise your subscription rights, you may not revoke the exercise and cancel the purchase of the shares in the rights offering. The public trading market price of our common stock is substantially below the price at which shares of Series AA Preferred Stock is convertible into shares of our common stock as of the date of this prospectus, and could decline further before the subscription rights expire. If you exercise your subscription rights and, afterwards, the public trading market price of our common stock does not increase substantially, you will have committed to buying shares of our Series AA Preferred Stock at a price above the prevailing market value of our common stock into which the Series AA Preferred Stock is convertible. Moreover, you may be unable to sell your shares of Series AA Preferred Stock at a price equal to or greater than the subscription price you paid for such shares.

There is no active trading market for the Series AA Preferred Stock, limiting the liquidity of an investment therein.

The Series AA Preferred Stock issuable upon exercise of the rights will not be listed on any securities exchange or included on any automated quotation system and we know of no party that currently intends to make a market in the Series AA Preferred Stock. Because there is no trading market for the Series AA Preferred Stock, the liquidity of an investment in the Series AA Preferred Stock will be limited, and conversion into the underlying shares of our common stock and sale of those shares is likely to be the only way for you to liquidate your investment in any shares of Series AA Preferred Stock you purchase. The conversion price of our Series AA Preferred Stock is currently considerably higher than the market price of our common stock, and if this price disparity continues you will suffer a loss upon conversion of your Series AA Preferred Stock and subsequent sale of our common stock. Moreover, because we have not registered the issuance of shares of common stock upon conversion of outstanding shares of Series AA Preferred Stock with the SEC, shares of common stock issued to you upon conversion of the Series AA Preferred Stock will be “restricted securities” as defined in applicable SEC rules. Although we expect to register the resale of shares of common stock underlying the Series AA Preferred Stock sold in the rights offering in accordance with registration rights granted to Dolphin in connection with our initial sale of Series AA Preferred Stock, we can not guarantee that such a registration statement will be in effect at a time you want to sell any such shares of common stock. Accordingly, you may not be able to freely resell such shares of common stock, and even if you are able to resell shares of our common stock under the securities laws, your ability to resell such stock may be impacted by the factors described above under the caption “Our common stock is quoted on the Pink Sheets, which may reduce the price of our common stock and the levels of liquidity available to our shareholders and cause confusion among investors.”

If we cancel this rights offering, we will not have any obligation to you except to return your subscription payments.

If we elect to withdraw or terminate this rights offering, we do not have any obligation with respect to the subscription rights except to return, without interest or deduction, any subscription payments we received from you.

If you do not act promptly and follow subscription instructions, your exercise of subscription rights may be rejected.

Shareholders who desire to purchase shares in this rights offering must act promptly to ensure that all required forms and payments are actually received by the subscription agent prior to 5:00 p.m., New York City time, on February 21, 2006, the expiration time of this rights offering. If you are a beneficial owner of shares, you must act promptly to ensure that your broker, custodian bank or other nominee acts for you and that all required forms and payments are actually received by the subscription agent prior to February 21, 2006. We will not be responsible if your broker, custodian or nominee fails to ensure that all required forms and payments are actually received by the subscription agent prior to 5:00 p.m. on February 21, 2006, the expiration time of this rights offering. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to your exercise in this rights offering, we may, depending on the circumstances, reject your subscription or accept it only to the extent of the payment received. We do not undertake to contact you concerning an incomplete or incorrect subscription form or payment, nor are we under any obligation to correct such forms or payment. We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures.

If you make payment of the subscription price by personal check, your check may not have cleared in sufficient time to enable you to purchase shares in this rights offering.

Any personal check used to pay for shares to be issued in this rights offering must clear prior to the expiration time of this rights offering, and the clearing process may require five or more business days. If you choose to exercise your subscription rights, in whole or in part, and to pay for shares by personal check and your check has not cleared prior to the expiration time of this rights offering, you will not have satisfied the conditions to exercise your subscription rights and will not receive the shares you attempted to purchase and you will lose the value of your subscription rights.

Even if you exercise your subscription rights in connection with the rights offering you may be unable to preserve your proportionate ownership interest in our company.

Even if you fully exercise your basic subscription right, and possibly your over-subscription right, we may not be offering a sufficient amount of Series AA Preferred Stock in the rights offering to allow you to restore your proportionate interest prior to the consummation of our sale of Series AA Preferred Stock to Dolphin. In addition, we may sell additional shares of our capital stock or instruments convertible into shares of our capital stock, which, if sold by us prior to, concurrently with or following your exercise of subscription rights, will further limit your ability to preserve your proportionate ownership interest prior to our entering into the convertible note purchase and exchange agreement.

FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements that involve risks and uncertainties. These statements refer to objectives, expectations, intentions, future events, or our future financial performance, and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, level of activity, performance, or achievements to be materially different from any results expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by words such as “may,” “will,” “should,” “could,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “predict,” “potential,” and similar expressions. Our actual results could differ materially from those included in forward-looking statements. Factors that could contribute to these differences include those matters discussed in “Risk Factors” and elsewhere in this prospectus.

In addition, such forward-looking statements necessarily depend on assumptions and estimates that may prove to be incorrect. Although we believe the assumptions and estimates reflected in such forward-looking statements are reasonable, we cannot guarantee that our plans, intentions, or expectations will be achieved. The information contained in this prospectus, including the section discussing risk factors, identifies important factors that could cause such differences.

The cautionary statements made in this prospectus are intended to be applicable to all forward-looking statements wherever they appear in this prospectus. We assume no obligation to update such forward-looking statements or to update the reasons that actual results could differ materially from those anticipated in such forward-looking statements.

USE OF PROCEEDS

We expect that the net proceeds from the rights offering following payment of transaction-related expenses will be approximately $7.9 million. Dolphin has agreed to exercise its over-subscription rights to purchase the shares of Series AA Preferred Stock not purchased by other shareholders in the rights offering. Accordingly, we expect to sell all of the shares of Series AA Preferred Stock available in the rights offering, and the net proceeds from all of our sales of Series AA Preferred Stock, including our sale of 80,400 shares to Dolphin on August 19, 2005, will be approximately $14.8 million. However, as described below, we do not expect to receive the full net proceeds of this offering in cash.

We will use the proceeds from the closing of the rights offering to repay the $7.0 million loan, plus interest, that Dolphin extended to us in October 2005. To the extent Dolphin exercises its over-subscription right to purchase additional shares of Series AA Preferred in this offering, the purchase price Dolphin owes for such additional shares will be netted against the outstanding loan, including accrued interest thereon, and accordingly we do not expect to receive the full $7.9 million in net proceeds from the rights offering in cash.

The balance of the proceeds will be used to pay transaction-related expenses, make capital expenditures and for working capital purposes. Of the $16.0 million total proceeds from our sales of Series AA Preferred Stock, we will use or have used approximately $11.3 million to pay off subordinated debt and interim loans from Dolphin, $1.2 million to pay transaction fees relating to the sales of Series AA Preferred Stock (including $320,000 in fees to Dolphin), $700,000 to terminate employment agreements, and $2.8 million in working capital.

Of the proceeds of the interim loan that Dolphin made to us in October 2005 that were used to repay our subordinated creditors, $3.9 million was paid to the holders of our senior secured subordinated notes, of which we sold an aggregate principal amount of $7.3 million in early June, 2003. These notes bore an interest rate of 12%, with interest payable monthly, and were due in full on April 30, 2006. Another $1.4 million was paid to the holders of promissory notes issued to the founder of our United Kingdom subsidiary for our purchase in 2001 of the 40% of that subsidiary that we did not already own. These notes were collateralized by the 40% minority interest we purchased in that transaction, and bore interest rates ranging from 7% to 11%. The remaining $200,000 in indebtedness retired with the proceeds of the interim loan was used to purchase certain other operating assets. Together with an aggregate of $5.0 million of the net proceeds from our sale to Dolphin of 80,400 shares of Series AA Preferred Stock on August 19, 2005 that was also paid to the subordinated creditors described above, the use of proceeds to pay these subordinated creditors satisfied the described indebtedness in full, except for $470,000 in remaining subordinated debt due on December 31, 2006.

Proceeds remaining, if any, after satisfaction of the indebtedness described above will be used for working capital and general corporate purposes.

THE RIGHTS OFFERING

The Subscription Rights

We will distribute to the holders of record of our common stock on January 3, 2006, the record date, at no charge, subscription rights to purchase our Series AA Preferred Stock, up to a total of 79,600 subscription rights. The subscription rights will be evidenced by non-transferable subscription rights certificates.

The subscription rights will be distributed to our holders of common stock based on their percentage ownership of our outstanding common stock on the record date. You are not required to exercise any or all of your subscription rights. We will deliver to you certificates representing the shares which you purchased with your subscription rights as soon as practicable after the rights offering has expired. Each subscription right entitles you to a basic subscription right and an over-subscription right.

Basic Subscription Right

With each basic subscription right, you may purchase one share of our Series AA Preferred Stock per subscription right, upon delivery of the required documents and payment of the subscription price of $100 per share. You are not required to exercise all of your subscription rights unless you wish to purchase shares under your over-subscription right. We will deliver to the record holders who purchase shares in this rights offering certificates representing the shares purchased with a holder’s basic subscription right as soon as practicable after this rights offering has expired.

Over-Subscription Right

In addition to your basic subscription right, you may subscribe for additional shares of our Series AA Preferred Stock upon delivery of the required documents and payment of the subscription price of $100 per share, before the expiration of this rights offering. You may only exercise your over-subscription right if you exercised your basic subscription right in full and other holders of subscription rights do not exercise their basic subscription rights in full. Dolphin has agreed with us to exercise its over-subscription rights in full, thereby purchasing any shares of Series AA Preferred Stock not purchased by other shareholders in the rights offering. Elections to purchase Series AA Preferred Stock by shareholders other than Dolphin pursuant to such shareholders’ exercise of over-subscription rights will be satisfied in full prior to any shares of Series AA Preferred Stock being allocated to Dolphin pursuant to its exercise of its over-subscription rights.

Pro Rata Allocation

If there are not enough shares of our Series AA Preferred Stock to satisfy all subscriptions made under the over-subscription right, we will allocate the remaining shares of our Series AA Preferred Stock pro rata, after eliminating all fractional shares, among those over-subscribing rights holders. “Pro rata” means in proportion to the amount of subscription price tendered by each subscription rights holder who wishes to exercise his or her over-subscription rights prior to the expiration date. If there is a pro rata allocation of the remaining shares of our Series AA Preferred Stock and you receive an allocation of a greater number of shares than you subscribed for under your over-subscription right, then we will allocate to you only the number of shares for which you subscribed. We will allocate the remaining shares among all other holders exercising their over-subscription rights.

Full Exercise of Basic Subscription Right

You may exercise your over-subscription right only if you exercise your basic subscription right in full. To determine if you have fully exercised your basic subscription right, we will consider only the basic subscription rights held by you in the same capacity. For example, suppose that you were granted subscription rights for shares of our common stock that you own individually and shares of our common stock that you own collectively with your spouse. If you wish to exercise your over-subscription right with respect to the subscription rights you own individually, but not with respect to the subscription rights you own collectively with your spouse, you only need to fully exercise your basic subscription right with respect to your individually owned subscription rights. You do not have to subscribe for any shares under the basic subscription right owned collectively with your spouse to exercise your individual over-subscription right.

When you complete the portion of your subscription rights certificate to exercise your over-subscription right, you will be representing and certifying that you have fully exercised your basic subscription rights granted pursuant to this prospectus. You must exercise your over-subscription rights at the same time you exercise your basic subscription rights in full.

Return of Excess Payment

If you exercised your over-subscription right and are allocated less than all of the shares of our Series AA Preferred Stock for which you wished to subscribe, your excess payment for shares that were not allocated to you will be returned to you by mail, without interest or deduction, as soon as practicable after the expiration date of this rights offering. We will deliver to the record holders who purchase shares in this rights offering certificates representing the shares of our Series AA Preferred Stock that you purchased as soon as practicable after the expiration date of this rights offering and after all pro rata allocations and adjustments have been completed. However, we will not be able to begin calculations for any pro rata allocations and adjustments until three days after the expiration date, which is the latest date for our shareholders to deliver the subscription rights certificate pursuant to the guaranteed delivery procedures.

Terms of the Series AA Preferred Stock

The following summarizes the material terms and provisions of the Series AA Preferred Stock, and is qualified in its entirety by reference to the terms and provisions of our articles of incorporation, as amended by a certificate of designations relating to the Series AA Preferred Stock.

Rank

The Series AA Preferred Stock will, with respect to dividend rights and rights on liquidation, rank senior to the common stock and to all other equity securities we issue. For this purpose, the term “equity securities” does not include debt securities convertible into or exchangeable for equity securities.

Stated Value

The initial stated value of each share of Series AA Preferred Stock is $100.00 per share, subject to increase as discussed below.

Dividends and Stated Value Increases

The stated value of each share of Series AA Preferred Stock, and the number of shares of common stock into which the Series AA Preferred Stock will be convertible, will increase following the date of issuance on a quarterly basis at a quarterly rate of 9.55% over the stated value then in effect, resulting in an annual rate of increase in the stated value per share of approximately 44%. In the event our common stock is listed in the future on the Nasdaq Capital Market or the American Stock Exchange, the quarterly rate of increase in effect prior to the listing will be decreased by .25%. In the event our common stock is re-listed on the Nasdaq National Market, the quarterly rate of increase will be decreased by .5%.

Holders of Series AA Preferred Stock will be entitled to receive dividends we pay on our common stock, if any, based on the number of shares of common stock into which such holder’s shares of Series AA Preferred Stock would be convertible at the time of such dividend. All dividends will be cumulative. Dividends will cease to accumulate in respect of shares of Series AA Preferred Stock on the date they are converted into shares of common stock.

Conversion

Each share of Series AA Preferred Stock will be convertible at the election of the holder into shares of our common stock by dividing the stated value of the Series AA Preferred Stock then outstanding by a conversion price, which will initially be $1.00. Therefore, the 79,600 shares of Series AA Preferred Stock to be issued to investors in the rights offering will initially be convertible into 7,960,000 shares of our common stock. Due to the impact of scheduled stated value increases on September 30, 2005 and December 31, 2005 in respect to the shares of Series AA Preferred Stock we sold to Dolphin on August 19, 2005, we expect that he total of 160,000 shares of Series AA Preferred Stock we will sell in the rights offering and to Dolphin will be convertible, on the date of completion of the rights offering, into 17,151,822 shares of common stock. The conversion price will be adjusted to reflect subdivisions or combinations of our common stock such as stock splits, stock dividends, recapitalizations or reverse splits. The conversion price will also be adjusted in the event we issue shares of common stock or common stock equivalents for per share consideration less than the conversion price then in effect, subject to certain exceptions. In the event of any merger, reorganization, sale of substantially all of our assets or similar transactions to which we are a party, each share of Series AA Preferred Stock then outstanding will become convertible only into the kind and amount of securities, cash and other property that is receivable upon the occurrence of such event by a holder of the number of shares of common stock that the shares of Series AA Preferred Stock were convertible into immediately prior to the event.

We intend to amend the terms of the Series AA Preferred Stock to provide that in addition to the ability of each holder of Series AA Preferred Stock to convert their shares into shares of our common stock, the holder or holders of at least 66 2/3 % of the outstanding shares of Series AA Preferred Stock may require the conversion of all, but not less than all, of the outstanding shares of the preferred stock into shares of our common stock. We expect that we will pursue the amendment in the form and at such time as Dolphin recommends, and it is likely that we will pursue the amendment as soon as practicable following the completion of this offering. Implementation of this amendment will require the approval of the holders of our common stock and the Series AA Preferred Stock, voting as separate classes, which we expect to seek at our 2006 annual meeting of shareholders. We expect that, as the majority holder of the Series AA Preferred Stock, Dolphin will control the vote of the Series AA shareholders, and because of the voting rights of the Series AA Preferred Stock Dolphin will also control a substantial portion of the vote on any matters to be approved by holders of our common stock. Therefore it is likely that Dolphin will control the approval of this amendment in the event we propose it to shareholders.

We do not expect there to be a liquid trading market for our Series AA Preferred Stock following completion of this offering. As a result, conversion into the underlying shares of our common stock and sale of those shares may be the only way for Series AA shareholders to liquidate their investment in our Series AA Preferred Stock. The conversion price of our Series AA Preferred Stock is currently considerably higher than the market price of our common stock, and if this price disparity continues holders of Series AA Preferred Stock will suffer a loss upon conversion of their shares and sale of the underlying shares of common stock. Moreover, because we have not registered the issuance of shares of common stock upon conversion of outstanding shares of Series AA Preferred Stock with the SEC, shares of common stock issued to you upon conversion of the Series AA Preferred Stock will be “restricted securities” as defined in applicable SEC rules. Although we expect to register the resale of shares of common stock underlying the Series AA Preferred Stock sold in the rights offering in accordance with registration rights held by Dolphin, we can not guarantee that such a registration statement will be in effect at a time you want to sell any such shares of common stock. Accordingly, you may not be able to freely resell such shares of common stock. Even if you can resell such shares of common stock under the securities laws, the Pink Sheets, on which our common stock is currently quoted, may not be a sufficiently liquid trading market to allow you to immediately resell all of the shares of common stock you receive upon conversion of shares of Series AA Preferred Stock.

Purchase Rights

If we grant, issue or sell, pro-rata to our common shareholders, any options, warrants or securities exercisable for or convertible into shares of our common stock, the holders of Series AA Preferred Stock will have the right to acquire such options, warrants or convertible securities. However, these purchase rights will not apply to the preferred stock purchase rights to be distributed in the rights offering. For issuances in which the preferred shareholders are entitled to participate, they will be entitled to acquire the amount of such securities that the holder could have acquired had the holder converted his, her or its shares of Series AA Preferred Stock into shares of our common stock immediately prior to the record date for the distribution of options, warrants or convertible securities.

Voting Rights

Except as described below, holders of the Preferred Stock will have the right to vote on all matters that the holders of common stock vote on, voting together with the holders of common stock as one class. Each share of Series AA Preferred Stock will be entitled to one vote for each share of common stock into which such share of Series AA Preferred Stock could be converted. For example, following completion of this offering and assuming no adjustment of the conversion price, the holders of Series AA Preferred Stock will be entitled to exercise 17,151,822 votes, or 51.6% of the votes entitled to be cast assuming we do not issue any other shares of common stock.

The affirmative vote of the holders of a majority of the outstanding Preferred Stock, voting as a separate class, will be required for us to take any of the following actions (subject to limited exceptions):

•	amend, waive or repeal our articles or bylaws if such action would adversely alter or change the preferences, rights, or powers of the preferred shares;

•	increase or decrease in the authorized number of shares of Series AA Preferred Stock;

•	create or authorize any class or series of shares with rights, preferences or privileges that are equal or superior to the Preferred Stock with respect to dividends, voting, or the distribution of assets upon liquidation;

•	purchase, repurchase or redeem shares of our common stock;

•	enter into any merger, reorganization, sale of substantially all of our assets, or business combination involving sale of greater than 50% of our outstanding voting securities, or authorize any transaction involving an acquisition of greater than 50% of our outstanding voting securities or a change in the majority of our Board of Directors;

•	pay dividends on any of our equity securities;

•	change the size of our Board of Directors; or

•	circumvent a right of the Preferred Stock.

Rights Upon Liquidation

The holders of the Preferred Stock will be entitled to receive liquidating distributions out of our assets available for distribution to shareholders in the event of any voluntary or involuntary liquidation, dissolution or winding up or of any merger, reorganization, sale of substantially all of our assets or similar transactions. Liquidating distributions will be payable to the holders of Series AA Preferred Stock before any distribution of assets is made to holders of common stock or any other class of stock ranking junior to the Preferred Stock upon liquidation. The amount of liquidating distributions to which the holders of Series AA Preferred Stock will be entitled is equal to the stated value of the Preferred Stock then outstanding.

Optional Redemption

The Preferred Stock will not mature on a specified date. However, at any time after the fifth anniversary of the initial issuance of the Preferred Stock we may elect to repurchase all but not less than all of the outstanding Preferred Stock at an aggregate purchase price equal to the stated value per share of the Preferred Stock times the number of shares of Series AA Preferred Stock then outstanding. In addition, at any time after the fifth anniversary of the initial issuance of the Preferred Stock, the holders of a majority in interest of the Preferred Stock may require that we repurchase all outstanding shares of Series AA Preferred Stock at a price per share equal to the stated value per share of the Preferred Stock. We expect that on the fifth anniversary of the initial issuance of the Series AA Preferred Stock, the aggregate outstanding stated value will be in excess of $91.1 million.

Because Dolphin owns all 80,400 shares of Series AA Preferred Stock currently outstanding, we expect that Dolphin will own a majority of the outstanding Series AA Preferred Stock following completion of this offering. Accordingly, Dolphin will control the redemption of the Series AA Preferred Stock unless it sells or otherwise disposes of some or all of its shares of Series AA Preferred Stock prior to the fifth anniversary of the initial issuance.

Expiration of the Rights Offering

You may exercise your subscription rights at any time before 5:00 p.m., New York City time, on February 21, 2006, the expiration date for the rights offering. If you do not exercise your subscription rights before the expiration date, your unexercised subscription rights will be null and void. We will not be obligated to honor your exercise of subscription rights if the subscription agent receives the documents relating to your exercise after the rights offering expires, regardless of when you transmitted the documents, except when you have timely transmitted the documents under the guaranteed delivery procedures described below. We may extend the expiration date by giving oral or written notice to the subscription agent on or before the scheduled expiration date. If we elect to extend the expiration of the rights offering, we will issue a press release announcing the extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced expiration date.

Unexercised Subscription Rights

In the event all or any portion of the subscription rights are not exercised by the holders of common stock prior to the expiration of the rights offering, Dolphin has agreed to exercise its over-subscription rights to purchase the shares of Series AA Preferred Stock remaining unsold upon the expiration of the rights offering.

Withdrawal or Termination of the Rights Offering

We may elect to withdraw or terminate this rights offering at any time prior to consummation of the offering. We do not have any obligation with respect to the subscription rights except to return, without interest or deduction, any subscription payments we received from you.

Method of Subscription — Exercise of Subscription Rights

You may exercise your subscription rights by delivering (or causing to be delivered) the following to the subscription agent, at or prior to 5:00 p.m., New York City time, on February 21, 2006, the date on which the subscription rights expire:

•	your properly completed and executed rights certificate with any required signature guarantees or other supplemental documentation; and

•	your full subscription price payment for each share subscribed for.

Method of Payment

Your payment of the subscription price must be made in U.S. dollars for the full number of shares of Series AA Preferred Stock you are subscribing for by:

•	check or bank draft drawn upon a U.S. bank or postal, telegraphic or express money order payable to the subscription agent; or

•	wire transfer of immediately available funds, to subscription account maintained by the subscription agent.

Receipt of Payment

Your payment will be considered received by the subscription agent only upon:

•	clearance of any uncertified check;

•	receipt by the subscription agent of any certified check or bank draft drawn upon a U.S. bank or of any postal, telegraphic or express money order; or

•	receipt of collected funds in the subscription account designated above.

Clearance of Uncertified Checks

If you are paying by uncertified personal check, please note that uncertified checks may take five business days or more to clear. If you wish to pay the subscription price by uncertified personal check, we urge you to make payment sufficiently in advance of the time this rights offering expires to ensure that your payment is received by the subscription agent and clears by the rights offering expiration time. We urge you to consider using a certified or cashier’s check, money order or wire transfer of funds to avoid missing the opportunity to invest in our Series AA Preferred Stock should you decide to exercise your subscription rights.

Delivery of Subscription Materials and Payment

You should deliver your rights certificate and payment of the subscription price or, if applicable, notices of guaranteed delivery, to the subscription agent by one of the methods described below:

For delivery by mail:

Computershare Trust Company

P.O. Box 1596

Denver, CO 80201-1596

By hand delivery or overnight courier:

Computershare Trust Company

350 Indiana Street, Suite 800

Golden, Colorado 80401

Your delivery to an address other than the address set forth above will not constitute valid delivery. For assistance call the subscription agent at (303) 262-0600 ext. 4732.

Calculation of Subscription Rights Exercised

If you do not indicate the number of subscription rights being exercised, or do not forward full payment of the total subscription price for the number of subscription rights that you indicate are being exercised, then you will be deemed to have exercised your subscription right with respect to the maximum number of subscription rights that may be exercised with the aggregate subscription price payment you delivered to the subscription agent. If we do not apply your full subscription price payment to your purchase of shares of our Series AA Preferred Stock, we will return the excess amount to you by mail without interest or deduction as soon as practicable after the expiration date of the rights offering.

Your Funds Will be Held by the Subscription Agent Until Shares of Series AA Preferred Stock are Issued

The subscription agent will hold your payment of the subscription price payment in a segregated account with other payments received from other rights holders until we issue your shares to you upon consummation of the rights offering.

Your signature on each subscription rights certificate must be guaranteed by an eligible institution, such as a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, unless:

•	your subscription rights certificate provides that shares are to be delivered to you as record holder of those subscription rights; or

•	you are an eligible institution.

Notice to Record Holders Holding on Behalf of Beneficial Owners

If you are a broker, a trustee or a depositary for securities who holds shares of our common stock for the account of others on January 3, 2006, the record date for the rights offering, you should notify the respective beneficial owners of such shares of the rights offering as soon as possible to find out their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owner with respect to their subscription rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate subscription rights certificates and submit them to the subscription agent with the proper payment. If you hold shares of our common stock for the account(s) of more than one beneficial owner, you may exercise the number of subscription rights to which all such beneficial owners in the aggregate otherwise would have been entitled had they been direct record holders of our common stock on the record date for the rights offering, provided that, you, as a nominee record holder, make a proper showing to the subscription agent by submitting the form entitled “Nominee Holder Certification” which we will provide to you with your rights offering materials. If you did not receive this form, you should contact us to request a copy.

Beneficial Owners

If you are a beneficial owner of shares of our common stock or will receive your subscription rights through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of this rights offering. If you wish to exercise your subscription rights, you will need to have your broker, custodian bank or other nominee act for you. If you hold certificates of our common stock directly and would prefer to have your broker, custodian bank or other nominee exercise your subscription rights, you should contact your nominee and request it to effect the transaction for you. To indicate your decision with respect to your subscription rights, you should complete and return to your broker, custodian bank or other nominee the form entitled “Beneficial Owners Election Form.” You should receive this form from your broker, custodian bank or other nominee with the other rights offering materials. If you wish to obtain a separate rights certificate, you should contact the nominee as soon as possible and request that a separate rights certificate be issued to you. You should contact your broker, custodian bank or other nominee if you do not receive this form, but believe that you are entitled to participate in the rights offering. We are not responsible if you do not receive the form from your broker, custodian bank or nominee or if you receive it without sufficient time to respond.

Instructions for Completing Your Rights Certificate

You should read and follow the instructions accompanying the rights certificate(s) carefully. If you want to exercise your subscription rights, you should send your rights certificate(s) with your subscription price payment to the subscription agent. Do not send your rights certificate(s) and subscription price payment to us.

You are responsible for the method of delivery of your rights certificate(s) with your subscription price payment to the subscription agent. If you send your rights certificate(s) and subscription price payment by mail, we recommend that you send them by registered mail, properly insured, with return receipt requested. You should allow a sufficient number of days to ensure delivery to the subscription agent prior to the time the rights offering expires. Because uncertified personal checks may take at least five business days to clear, you are strongly urged to pay, or arrange for payment, by means of a certified or cashier’s check, money order or wire transfer of funds.

Determinations Regarding the Exercise of Your Subscription Rights

We will decide all questions concerning the timeliness, validity, form and eligibility of your exercise of your subscription rights and our determinations will be final and binding. We, in our sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine. We may reject the exercise of any of your subscription rights because of any defect or irregularity. We will not be obligated to make uniform determinations in all cases. We will not receive or accept any subscription until all irregularities have been waived by us or cured by you within such time as we decide, in our sole discretion.

Neither we nor the subscription agent will be under any duty to notify you of any defect or irregularity in connection with your submission of subscription rights certificates and we will not be liable for failure to notify you of any defect or irregularity. We reserve the right to reject your exercise of subscription rights if your exercise is not in accordance with the terms of the rights offering or in proper form. We will also not accept your exercise of subscription rights if our issuance of shares of our Series AA Preferred Stock to you could be deemed unlawful under applicable law.

Guaranteed Delivery Procedures

If you wish to exercise your subscription rights, but you do not have sufficient time to deliver the rights certificate evidencing your subscription rights to the subscription agent on or before the time your subscription rights expire, you may exercise your subscription rights by the following guaranteed delivery procedures:

•	deliver to the subscription agent on or prior to the expiration time your subscription price payment in full for each share you subscribed for under your subscription privileges in the manner set forth under “Method of Payment” on page 25;

•	deliver to the subscription agent at or prior to the expiration time the form entitled “Notice of Guaranteed Delivery”, substantially in the form provided with the “Instructions as to Use of ACT Subscription Rights Certificates” distributed with your rights certificates; and

•	deliver the properly completed rights certificate evidencing your rights being exercised and the related nominee holder certification, if applicable, with any required signatures guaranteed, to the subscription agent within three business days following the date of your Notice of Guaranteed Delivery.

Your Notice of Guaranteed Delivery must be delivered in substantially the same form provided with the Instructions as to Use of ACT Subscription Rights Certificates, which will be distributed to you with your subscription rights certificate. Your Notice of Guaranteed Delivery must come from an eligible institution, or other eligible guarantee institutions which are members of, or participants in, a signature guarantee program acceptable to the subscription agent.

In your Notice of Guaranteed Delivery, you must state:

•	your name and address;

•	the certificate number of the subscription rights certificate relating to the subscription rights you are exercising;

•	the number of subscription rights represented by your subscription rights certificates and the number of shares of our Series AA Preferred Stock you are subscribing for; and

•	the institution’s guarantee that you will deliver to the subscription agent any subscription rights certificates evidencing the subscription rights you are exercising within three business days following the date the subscription agent receives your Notice of Guaranteed Delivery.

You may deliver your Notice of Guaranteed Delivery to the subscription agent in the same manner as your rights certificates at the address set forth above under “Delivery of Subscription Materials and Payment” on page 25. An eligible institution may alternatively transmit its Notice of Guaranteed Delivery to the subscription agent by facsimile transmission (Facsimile No.: (303) 262-0606). To confirm facsimile deliveries, eligible institutions may call (303) 262-0600 ext. 4732.

Procedures for DTC Participants

We expect that your exercise of your subscription rights may be made through the facilities of The Depository Trust Company. If your subscription rights are held of record through DTC, you may exercise your basic subscription right and your over-subscription right by instructing DTC to transfer your subscription rights from your account to the account of the subscription agent, together with certification as to the aggregate number of subscription rights you are exercising and the number of shares of our Series AA Preferred Stock you are subscribing for, and your subscription price payment for each share you subscribed for.

No change will be made to the cash subscription price by reason of changes in the trading price of our common stock prior to the closing of the rights offering.

Foreign and Other Shareholders

Rights certificates will be mailed to rights holders whose addresses are outside the United States or who have an Army Post Office or Fleet Post Office address. To exercise such subscription rights, you must notify the subscription agent, and take all other steps which are necessary to exercise your subscription rights on or prior to the expiration date of the rights offering. If the procedures set forth in the preceding sentence are not followed prior to the expiration date your subscription rights will expire.

Questions about Exercising Subscription Rights

If you have any questions or require assistance regarding the method of exercising your subscription rights or requests for additional copies of this prospectus, the Instructions as to the Use of ACT Rights Certificates or the Notice of Guaranteed Delivery, you should contact the information agent at the foregoing telephone number.

Subscription Agent

We have appointed Computershare Trust Company to act as subscription agent for the rights offering. We will pay all fees and expenses of the subscription agent related to the rights offering and we have also agreed to indemnify the subscription agent from liabilities which it may incur in connection with the rights offering.

No Revocation

Once you have exercised your subscription privileges, you may not revoke your exercise. Subscription rights not exercised prior to the expiration date of the rights offering will expire.

Expiration Time, Extensions and Termination

We may extend the rights offering and the period for exercising your rights. The rights will expire at 5:00 p.m., New York City time, on February 21, 2006, unless we decide to extend the rights offering. If the commencement of the rights offering is delayed, the expiration date will be similarly extended. If you do not exercise your subscription rights prior to that time, your subscription rights will be null and void. We will not be required to issue shares of our Series AA Preferred Stock to you if the subscription agent receives your subscription certificate or your payment after that time, regardless of when you sent the subscription certificate and payment, unless you send the documents in compliance with the guaranteed delivery procedures described above. See also “The Rights Offering — Conditions to the Rights Offering” on page 21. We may cancel the rights offering at any time prior to the issuance of the shares of our Series E Preferred Stock in our sole discretion, in which event we will return your subscription payment, without interest.

No Board Recommendation

An investment in shares of our Series AA Preferred Stock must be made according to each investor’s evaluation of its own best interests. Accordingly, our Board of Directors makes no recommendation to rights holders regarding whether they should exercise their rights.

Trading and Listing of the Series AA Preferred Stock

The shares of Series AA Preferred Stock will not be listed on any securities exchange or the Nasdaq National Market or included in any automated quotation system. We can give no assurance as to the liquidity of or the trading market for the Series AA Preferred Stock. As a result, conversion into the underlying shares of our common stock and sale of those shares may be the only way for Series AA shareholders to liquidate their investment in our Series AA Preferred Stock. The conversion price of our Series AA Preferred Stock is currently considerably higher than the market price of our common stock, and if this price disparity continues holders of Series AA Preferred Stock will suffer a loss upon conversion of their shares and sale of the underlying shares of common stock. Moreover, we have not registered the issuance of shares of common stock, and unless we register your resale of the common stock issued to you in connection with any such conversion, shares of common stock issued to you upon conversion will be “restricted securities” as defined in applicable SEC rules. Accordingly, you may not be able to freely resell such shares of common stock. Even if you can resell such shares of common stock under the securities laws, the Pink Sheets, on which our common stock is currently quoted, may not be a sufficiently liquid trading market to allow you to immediately resell all of the shares of common stock you receive upon conversion of shares of Series AA Preferred Stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

On June 30, 2005, we entered into a Securities Purchase Agreement with Dolphin Direct Equity Partners, LP, a New York-based equity fund, to sell to Dolphin or its assignees up to 160,000 shares of newly issued Series AA Preferred Stock at a purchase price of $100 per share. We completed the initial sale of 80,400 shares of Series AA Preferred Stock on August 19, 2005, and as a result Dolphin is now the beneficial owner of approximately 35.4% of our common stock. Our agreement with Dolphin provides that we will undertake this offering to allow our existing shareholders to purchase additional shares of Series AA Preferred Stock. Dolphin has agreed to exercise its over-subscription right to purchase any shares of Series AA Preferred Stock not subscribed for by other shareholders in the rights offering.

On July 15, 2005, we entered into a loan agreement with Dolphin for interim financing in the amount of $1.5 million with a 15% interest rate, which was used primarily for working capital purposes and was repaid out of the proceeds from the initial closing.

In connection with our sale of Series AA Preferred Stock to Dolphin at the initial closing, we entered into an Investor Rights Agreement and a Management Services Agreement with Dolphin and certain affiliates of Dolphin. Under the Investor Rights Agreement, we agreed to register with the Securities and Exchange Commission, upon demand of the holders of a majority in interest of the Series AA Preferred Stock and shares of underlying common stock (determined as if all shares of Series AA Preferred Stock then outstanding had been converted into shares of such common stock), the resale of at least 130% of the shares of common stock issuable upon conversion of the Series AA Preferred Stock. We are only obligated to effect such registration (i) to the extent the aggregate offering price of the shares to be registered by us is not less than $5.0 million; and (ii) following the second anniversary of the initial closing, and we are required to use our best efforts to have such registration declared effective as soon as practicable, but not later than 90 calendar days after the requisite number of shareholders requests such registration. In the event we do not timely satisfy our registration obligations under the Investor Rights Agreement, we agree to make a payment to each holder of Series AA Preferred Stock equal to 2% of such shareholder’s original investment for each 30 days in which such registration is not effective or available. The Investor Rights Agreement also provides the holders of Series AA Preferred Stock with “piggy-back” registration rights in the event we file a registration statement on Form S-1, S-2 or S-3 to register sales of common stock. The Investor Rights Agreement provides that we will bear all expenses of the registrations contemplated by the Agreement, and will pay the shareholders’ reasonable costs in connection with such registrations, including legal fees and disbursements, up to an aggregate amount of $15,000. We expect that Dolphin will exercise the demand registration rights shortly after completion of the rights offering, in which case we will register the resale of shares of common stock underlying all of the Series AA Preferred Stock sold in the rights offering in accordance with the terms of the Investor Rights Agreement.

The Investor Rights Agreement also provides that for so long as Dolphin and its affiliates collectively own at least 50% of the Preferred Stock or underlying shares of common stock, we will maintain a Board of Directors consisting of seven members, five of whom shall be appointed by Dolphin, or five members, three of whom shall be appointed by Dolphin, with the size of the Board of Directors to be determined by Dolphin. The agreement also provides that we may not take certain actions without the approval of a majority of the Board of Directors and the affirmative vote of the directors designated by Dolphin, including engaging in any acquisition of stock or assets of a third party; incurring indebtedness; engaging in any merger, consolidation or sale of assets; establishing any subsidiaries; granting any exclusive rights to intellectual property; granting any exclusive distribution rights; or engaging in any related party transactions.

Under the Management Services Agreement, an affiliate of Dolphin is to provide management and consulting services relating to our business in exchange for a management fee of $320,000 per year. The manager will also be entitled to additional management fees for management services requested by us in connection with corporate events such as refinancings, restructurings, equity or debt offerings, business combinations or similar events. The management fee for services relating to such transactions will be equal to 1% of the aggregate consideration paid to or by us in such transaction. The Management Services Agreement continues for as long as Dolphin and any of its affiliates owns at least 50% of the Series AA Preferred Stock purchased by Dolphin at the initial closing, or the underlying shares of common stock.

We entered into a second loan agreement with Dolphin for interim financing in the amount of $7.0 million in October 2005 and amended the loan agreement in January 2006. The loan carries a 12% interest rate and matures on the earliest of February 28, 2006, or the date we close the rights offering. Dolphin will offset any amount outstanding on the loan at the time of the second closing, including accrued interest, against the purchase price owed to us by Dolphin for any shares of Series AA Preferred Stock it purchases via its agreed-upon exercise of its oversubscription right. The loan proceeds were used to satisfy amounts remaining outstanding on several subordinated lending arrangements we had previously entered into, to pay fees related to the Dolphin transaction, and for working capital.

A personal trust controlled by a former member of our Board of Directors, James Seifert, held $1.04 million principal amount of the senior secured subordinated notes that we sold in June 2003 and that we repaid with the proceeds of our initial sale of Series AA Preferred Stock and of the $7.0 million interim loan Dolphin made to us in October 2005. In addition, an affiliate of KCEP Ventures II, LP, a beneficial owner of greater than 5% of our common stock through the ownership of warrants prior to our repayment of the senior secured subordinated notes, held $2.9 million principal amount of the notes. Each of these noteholders received their pro-rata amount of the payoff of the senior secured subordinated notes in accordance with the aggregate principal amount of notes held by them, and all of their warrants purchased in the June 2003 financing were cancelled.

In connection with the initial closing, we entered into an employment agreement with Gene Warren, our President and Chief Executive Officer. The agreement provides, among other things, that in consideration of the termination of earlier employment and change of control agreements to which we were a party with Mr. Warren and which are superseded by the new employment agreement, Mr. Warren is entitled to the following payments: $200,000 at the time of the initial closing; $72,000 upon the earlier of the completion of the rights offering and December 31, 2005; and $100,000 on December 31, 2005. We paid Mr. Warren $200,000 at the time of the initial closing, $72,000 upon our receipt of the proceeds of the bridge loan made by Dolphin in October 2005, and $35,000 in December 2005, and will pay an additional $65,000 in January 2006.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of the material federal income tax consequences of the rights offering to holders of common stock that hold such stock as a capital asset for federal income tax purposes. This discussion is based on laws, regulations, rulings and decisions in effect on the date of this prospectus, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion applies only to holders that are U.S. persons, which is defined as a citizen or resident of the United States, a domestic partnership, a domestic corporation, any estate the income of which is subject to U.S. federal income tax regardless of its source, and any trust so long as a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

This discussion does not address all aspects of federal income taxation that may be relevant to holders in light of their particular circumstances or to holders who may be subject to special tax treatment under the Internal Revenue Code of 1986, as amended, including, but not limited to, holders who are subject to the alternative minimum tax, holders who are dealers in securities or foreign currency, foreign persons (defined as all persons other than U.S. persons), U.S. holders that have a principal place of business or “tax home” outside the U.S., any entity treated as a partnership for U.S. federal income tax purposes, insurance companies, tax-exempt organizations, banks, financial institutions, broker-dealers, holders who hold common stock as part of a hedge, straddle, conversion or other risk reduction transaction, or who acquired common stock pursuant to the exercise of compensatory stock options or warrants or otherwise as compensation.

We have not sought, and will not seek, an opinion of counsel or a ruling from the Internal Revenue Service regarding the federal income tax consequences of the rights offering or the related share issuances. The IRS could take positions concerning the tax consequences of the rights offering or the related share issuances that are different from those described in this discussion and, if litigated, a court could sustain any such positions taken by the IRS. In addition, the following summary does not address the tax consequences of the rights offering or the related share issuances under foreign, state, or local tax laws.

Each recipient of rights should consult its own tax advisor regarding the tax consequences associated with the rights offering or the related share issuances, including the applicability and effect of any state, local, foreign or other tax laws as well as changes in applicable tax laws.

Subscription Rights

Receipt. We believe you should not recognize taxable income for federal income tax purposes in connection with the receipt of subscription rights in the rights offering. However, there can be no assurance of this result.

Generally, the distribution by a corporation to the holders of its common stock of rights to acquire its convertible preferred stock will be treated for tax purposes as a distribution of the convertible preferred stock itself. The distribution by a corporation of convertible preferred stock to holders of its common stock will not be taxable unless the distribution of such stock would result in a “disproportionate” distribution. A distribution of convertible preferred stock will be treated as disproportionate when considering all relevant facts and circumstances such as the time within which the conversion right must be exercised, the dividend rate, the marketability of the stock and the conversion price, the distribution is likely to result in some shareholders exercising their conversion rights and receiving common stock and others receiving money or other property (e.g., the receipt by non-converting shareholders of Series AA Preferred Stock redemption proceeds). According to applicable Treasury regulations, a distribution of convertible preferred stock is unlikely to result in a disproportionate distribution under circumstances where (i) the conversion right may be exercised over a long period (e.g., 20 years) and (ii) the dividend rate is consistent with market conditions at the time the convertible preferred stock is distributed. In contrast, Treasury regulations provide that a distribution of convertible preferred stock is likely to result in a disproportionate distribution under circumstances where (i) the conversion right must be exercised within a relatively short period (e.g., four months) and (ii) taking into account additional factors such as the conversion price, dividend rate, redemption provisions and marketability of the convertible preferred stock it may be anticipated that some shareholders will exercise their conversion right and some will not. Because the determination of whether a distribution of convertible preferred stock will be treated as disproportionate or not is based on all relevant facts and circumstances, and because the applicable Treasury regulations only provide specific guidance in the more extreme cases, it is not possible to definitively conclude whether the distribution of the Series AA Preferred Stock to holders of common stock would be considered to result in a “disproportionate” distribution.

In the event the IRS successfully asserts that your receipt of subscription rights is currently taxable, the discussion under the heading “Alternative Treatment of Subscription Rights” describes the tax consequences that will result from such a determination. The remainder of the discussion under this heading “Subscription Rights” assumes that the distribution of the subscription rights in the rights offering will not result in a “disproportionate” distribution.

Tax Basis and Holding Period. The tax basis of the subscription rights received by a holder in the rights offering will be zero, unless (a) the fair market value of the subscription rights on the date such subscription rights are distributed is equal to at least 15% of the fair market value on such date of the common stock with respect to which the subscription rights are received, or (b) you elect, by attaching a statement to your federal income tax return for the taxable year in which the subscription rights are received, to allocate basis to the subscription rights, in either of which cases, your tax basis in the common stock will be allocated between the common stock and the subscription rights in proportion to their respective fair market values on the date the subscription rights are distributed. Your holding period for the subscription rights received in the rights offering will include your holding period for the common stock with respect to which the subscription rights were received.

Expiration. You will not recognize any gain or loss if you allow the subscription rights received in the rights offering to expire, and your tax basis in the common stock with respect to which such subscription rights were distributed will be equal to the tax basis of such common stock immediately before the receipt of the subscription rights in the rights offering.

Alternative Treatment of Subscription Rights

Receipt. If the IRS were to successfully assert that the distribution of the subscription rights in the rights offering resulted in a “disproportionate” distribution, each holder would be considered to have received a distribution with respect to such holder’s common stock in an amount equal to the fair market value of the subscription rights received by such holder on the date of the distribution. This distribution generally would be taxed as dividend income to the extent of your ratable share of our current and accumulated earnings and profits. We do not have any positive accumulated earnings and profits as of December 31, 2004 and, although no assurance can be given, do not anticipate having positive earnings and profits during 2005. The amount of any distribution in excess of our earnings and profits will be applied to reduce, but not below zero, your tax basis in your common stock, and any excess generally will be taxable to you as capital gain (long-term, if your holding period with respect to your common stock is more than one year as of the date of distribution). Under current law, so long as certain holding period requirements are satisfied, the maximum federal income tax rate on most dividends received by individuals is generally 15%. Your tax basis in the subscription rights received pursuant to the rights offering would be equal to their fair market value on the date of distribution and the holding period for the rights would begin upon receipt. The remainder of the discussion under this heading “Alternative Treatment of the Subscription Rights” assumes that a holder’s receipt of subscription rights in the rights offering is a taxable event.

Expiration. If your subscription rights lapse without being exercised, you will recognize a capital loss equal to your tax basis in such expired subscription rights. The deductibility of capital losses is subject to limitations.

Exercise; Tax Basis in and Holding Period of Series AA Preferred Stock

You will not recognize any gain or loss upon the exercise of the subscription rights received in the rights offering. The tax basis of the Series AA Preferred Stock acquired through exercise of the subscription rights will equal the sum of the subscription price for the Series AA Preferred Stock and your tax basis, if any, in the subscription rights as described above. Your holding period for the Series AA Preferred Stock acquired through exercise of the subscription rights will begin on the date the subscription rights are exercised.

Series AA Preferred Stock

Stated Value Adjustments. Under applicable Treasury regulations, increases in stated value that accrue with respect to your Series AA Preferred Stock will generally be treated as additional redemption price of such stock at the time that it is redeemed. A portion of this additional redemption price will be treated as having been distributed to you in each taxable year in which you hold the Series AA Preferred Stock under an economic accrual method that reflects the effect of the compounding of this additional redemption price as it accrues. The amount treated as having been distributed to you generally will be taxed as dividend income to the extent of your ratable share of our current and accumulated earnings and profits at the time of the distribution, and will increase your tax basis in the Series AA Preferred Stock. Distributions in excess of our earnings and profits will be applied to reduce, but not below zero, your tax basis in the Series AA Preferred Stock, and any excess generally will be taxable as capital gain to you (long-term if you held your Series AA Preferred Stock for more than one year at the time of the distribution). Under current law, so long as certain holding period requirements are satisfied, the maximum federal income tax rate on most dividends received by individuals is generally 15%.

Anti-dilution Adjustments. In general, anti-dilution adjustments do not result in constructive distributions. However, in certain circumstances, an adjustment to the conversion ratio of the Series AA Preferred Stock, or the failure to make such an adjustment, may result in constructive distributions taxable as described in the preceding paragraph. In such event, your tax basis in the Series AA Preferred Stock would be increased by the amount of any such dividend.

Dividends. Distributions on our Series AA Preferred Stock, if any, will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits. Distributions in excess of our earnings and profits will be applied to reduce your tax basis in the Series AA Preferred Stock (but will not reduce your basis below zero), and any excess generally will be taxable as capital gain to you, which will be long-term capital gain if you held your Series AA Preferred Stock for more than one year at the time of the distribution. Under current law the maximum federal income tax rate on most dividends received by individuals is generally 15%, provided certain holding period requirements are satisfied.

Conversion. In the event that stated value increases that have accrued with respect to your Series AA Preferred Stock exceed the amount that was deemed to have been distributed to you over the period during which you held your Series AA Preferred Stock (which amount we refer to herein as an “excess adjustment amount”), the conversion of Series AA Preferred Stock into common stock may result in a constructive distribution to you. The amount of such a constructive distribution would be the lesser of (a) the amount by which the fair market value of the common stock received upon conversion of your Series AA Preferred Stock exceeds the issue price of the converted Series AA Preferred Stock, or (b) the excess adjustment amount. The amount of any such constructive distribution would be treated for tax purposes in the manner described under the heading “Stated Value Adjustments,” above. The aggregate tax basis of any shares of common stock that you receive with respect to any excess adjustment amount (which shares we refer to herein as “excess adjustment shares”) will be equal to the excess adjustment amount, and your holding period for any such shares will begin on the date of the conversion.

Subject to the foregoing, you will not recognize gain or loss upon the conversion of shares of Series AA Preferred Stock into shares of our common stock (except to the extent of cash, if any, received in lieu of fractional shares of common stock). Your tax basis in the shares of common stock (other than excess adjustment shares) will equal your tax basis in the shares of Series AA Preferred Stock exchanged therefore, and your holding period with respect to the shares of common stock (other than excess adjustment shares) will include your holding period for the shares of Series AA Preferred Stock exchanged therefor. The receipt of cash (if any) in lieu of a fractional interest in a share of common stock will be taxed as if the fractional share of common stock had been issued and then redeemed for cash. Accordingly, you will generally recognize gain or loss in an amount equal to the difference between the amount of cash received for the fractional interest and your tax basis in the fractional interest.

Disposition. The sale or other taxable disposition of shares of Series AA Preferred Stock will result in capital gain or loss equal to the difference between the amount realized in the disposition and your tax basis in the Series AA Preferred Stock immediately before the disposition of Series AA Preferred Stock. Such capital gain or loss will be long-term if you held the Series AA Preferred Stock for more than one year. The maximum federal income tax rate on net long-term capital gain recognized by individuals is 15% under current law. The deductibility of capital losses is subject to limitations.

Redemption. Under Section 302 of the Internal Revenue Code, a redemption of Series AA Preferred Stock generally will be treated as a sale or exchange if such redemption completely terminates your entire actual and constructive stock interest in our equity or is either “substantially disproportionate” or is “not essentially equivalent to a dividend” with respect to you. In determining whether any of these tests is met, you must take into account the shares of stock actually owned by you as well as the shares of stock constructively owned by you under the constructive ownership rules of Section 318 of the Internal Revenue Code. Under these constructive ownership rules, you will be deemed to own any shares of our capital stock that are owned, actually and in some cases constructively, by certain related individuals or entities and any shares of our capital stock that you have a right to acquire by exercise of any option or by conversion or exchange of a security.

A redemption of shares of your Series AA Preferred Stock will be treated as “substantially disproportionate” if (i) your percentage ownership of our outstanding voting stock (including all classes of stock that have voting rights) is reduced immediately after the redemption to less than 80% of your percentage interest in such stock immediately before the redemption, (ii) your percentage ownership of our outstanding common stock (both voting and non-voting) immediately after the redemption is reduced to less than 80% of such percentage ownership immediately before the redemption, and (iii) you own, immediately after the redemption, less than 50% of the total of combined voting power of all classes of our stock entitled to vote.

A redemption of shares of your Series AA Preferred Stock will be treated as “not essentially equivalent to a dividend” if you experience a “meaningful reduction” in your percentage interest in our equity as a result of the redemption. Depending on your particular circumstances, taking into account whether you are part of management or on our Board of Directors, even a small reduction in your stock ownership interest in us may satisfy this test.

If the redemption is treated as a sale or exchange, you will recognize capital gain or loss equal to the difference between the amount received in the redemption and your tax basis in the Series AA Preferred Stock immediately before the redemption. Such capital gain or loss will be long-term if you have held the Series AA Preferred Stock for more than one year. If the redemption does not constitute a sale or exchange, the receipt of cash will be treated as a distribution with respect to the Series AA Preferred Stock.

Circular 230 Disclaimer

Any discussion contained in this prospectus supplement as to federal, state or local tax matters is not intended or written to be used, and cannot be used, for the purpose of avoiding U.S. federal, state, or local tax penalties. This discussion is written in connection with the matters addressed herein. You should consult your own tax advisors about the application of the United States federal income tax laws to your particular situation as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

PLAN OF DISTRIBUTION

On or about January 23, 2006, we will distribute the subscription rights, subscription certificates, and copies of this prospectus to persons that owned shares of common stock on January 3, 2006. If you wish to exercise your subscription rights and purchase shares of Series AA Preferred Stock, you should complete the subscription certificate and return it with payment for the shares to the subscription agent, Computershare Trust Company, Inc., at the address on page 7. If you have any questions, you should contact Computershare Trust Company, Inc. at (800) 962-4284.

We have agreed to pay the subscription agent a fee plus certain expenses, which we estimate will total approximately $3,650. We estimate that our total expenses in connection with the rights offering will be approximately $81,485.

WHERE YOU CAN FIND MORE INFORMATION

You should rely only on the information provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with any different information. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, these securities in any state where the offer or sale is prohibited. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

We file annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information on file at the SEC’s public reference room in Washington, D.C. You can request copies of those documents, upon payment of a duplicating fee, by writing to the SEC.

This prospectus is part of a Registration Statement that we have filed with the SEC. This prospectus does not contain all of the information included in the Registration Statement, and you should refer to the Registration Statement and its exhibits. With respect to references made in this prospectus to any contract or other document of ours, such references are not necessarily complete, and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549; Chicago, Illinois; or New York, New York. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

Our Securities and Exchange Commission filings and the Registration Statement can also be reviewed by accessing the SEC’s Web site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this registration statement and prospectus the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement but prior to effectiveness of the registration statement and after the date of this prospectus but prior to the termination of the offering of the shares covered by this prospectus. The following documents filed with the SEC are incorporated by reference in this prospectus:

1. The description of our common stock set forth in our registration statement on Form 8-A, filed with the SEC on March 28, 1994.

2. The description of the rights to purchase our Series B Junior Participating Preferred stock set forth in our registration statement on Form 8-A, filed with the SEC on December 7, 1999.

3. Our annual report on Form 10-K for the year ended December 31, 2004;

4. Our quarterly reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;

5. Our current report on Form 8-K, filed with the SEC on January 6, 2005, regarding our Tenth Waiver with the holders of our Senior Secured Subordinated Notes due April 30, 2006.

6. Our current report on Form 8-K, filed with the SEC on January 12, 2005, regarding the company’s global restructuring.

7. Our current report on Form 8-K, filed with the SEC on February 3, 2005, regarding our Eleventh Waiver with the holders of our Senior Secured Subordinated Notes due April 30, 2006, and two press releases dated January 31, 2005 and February 2, 2005 regarding our term sheet for proposed financing of $14 million.

8. Our current report on an amended Form 8-K, filed with the SEC on February 4, 2005, regarding our global restructuring.

9. Our current report on Form 8-K, filed with the SEC on March 15, 2005, regarding a delisting notice from Nasdaq.

10. Our current report on Form 8-K, filed with the SEC on March 22, 2005, regarding our Twelfth Waiver with the holders of our Senior Secured Subordinated Notes due April 30, 2006.

11. Our current report on Form 8-K, filed with the SEC on April 6, 2005, regarding the goodwill impairment charge recorded during the year ended December 31, 2004.

12. Our current report on Form 8-K, filed with the SEC on July 8, 2005, regarding the securities purchase agreement with Dolphin Direct Equity Partners, LP, our Thirteenth Waiver with the holders of our Senior Secured Subordinated Notes due April 30, 2006, the First Amendment to Rights Agreement with Computershare Trust Company, Inc., and a forbearance agreement with Silicon Valley Bank.

13. Our current report on Form 8-K, filed with the SEC on July 21, 2005, regarding a loan agreement with Dolphin Direct Equity Partners, LP.

14. Our current report on Form 8-K, filed with the SEC on August 24, 2005, regarding the initial closing of our sale of Series AA Preferred Stock to Dolphin and related matters, as well as a delisting notice from Nasdaq.

15. Our current report on Form 8-K, filed with the SEC on September 1, 2005, regarding the appointment of an additional member to our Board of Directors, appointments to the audit committee of our Board, and delisting notices from Nasdaq.

16. Our current report on Form 8-K, filed with the SEC on September 19, 2005 regarding a staff determination letter received from Nasdaq regarding the delisting of our stock.

17. Our current report on Form 8-K, filed with the SEC on September 23, 2005 regarding a press release dated September 22, 2005 announcing the scheduling of our hearing regarding listing compliance with Nasdaq.

18. Our current report on Form 8-K, filed with the SEC on September 27, 2005 regarding an update to our Risk Factors.

19. Our current report on Form 8-K, filed with the SEC on November 3, 2005 regarding a bridge loan we secured from Dolphin Direct Equity Partners, LP.

20. Our current report on Form 8-K, filed with the SEC on November 18, 2005 regarding Nasdaq’s decision to delist us from the National Market.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to ACT Teleconferencing, Inc., Attention: Chief Accounting Officer, 1526 Cole Boulevard, Suite 300, Golden, Colorado 80401, telephone: (303) 233-3500.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

The Colorado Business Corporation Act contains provisions permitting and, in some situations, requiring Colorado corporations to provide indemnification to their officers and directors for losses and litigation expense incurred in connection with their service to the corporation. Our articles and bylaws contain provisions requiring our indemnification of our directors and officers and other persons acting in their corporate capacities.

The Colorado Business Corporation Act permits indemnification of a director of a Colorado corporation, in the case of a third-party action, if the director:

•	Conducted himself or herself in good faith,

•	Reasonably believed that (a) in the case of conduct in his or her official capacity, his or her conduct was in the corporation’s best interest, or (b) in all other cases, his or her conduct was not opposed to the corporation’s best interest, and

•	In the case of any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

The Act further provides for mandatory indemnification of directors and officers who are successful on the merits or otherwise in litigation. The statute limits the indemnification that a corporation may provide to its directors in a derivative action in which the director is held liable to the corporation, or in any proceeding in which the director is held liable on the basis of his improper receipt of a personal benefit.

In addition, we may enter into agreements with our directors providing contractually for indemnification consistent with the articles and bylaws. Currently, we have no such agreements. The Colorado Business Corporation Act also authorizes us to purchase insurance for our directors and officers insuring them against risks as to which we may be unable lawfully to indemnify them. We have obtained limited insurance coverage for our officers and directors as well as insurance coverage to reimburse us for potential costs of our corporate indemnification of officers and directors.

As to the exculpation or indemnification of directors, officers, and controlling persons for liabilities arising under the Securities Act of 1933, we have been advised that in the opinion of the Securities and Exchange Commission such exculpation or indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

LEGAL MATTERS

The legality of the issuance of shares offered in the rights offering has been passed upon by Faegre & Benson LLP, Denver, Colorado.

EXPERTS

The consolidated financial statements as of December 31, 2004 and 2003, and for the year then ended, appearing in our Annual Report on Form 10-K for the year ended December 31, 2004, have been audited by Hein & Associates LLP, as set forth in their report included in such Annual Report on Form 10-K and incorporated herein by reference. The consolidated financial statements for the year ended December 31, 2002, appearing in such Annual Report on Form 10-K have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included in such Annual Report on Form 10-K and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon the reports of each of these firms, given on the authority of such firms as experts in accounting and auditing.

TRANSFER AGENT, SUBSCRIPTION AGENT AND WARRANT AGENT

Our stock transfer agent and warrant agent is Computershare Trust Co., Inc., 350 Indiana Street, Suite 800, Golden, Colorado 80401. Computershare is also serving as the subscription agent for the rights offering.

PART II

Information not required in prospectus

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses, other than agent’s commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the Securities and Exchange Commission filing fee.

Legal fees and expenses	$50,000
SEC registration fee	937
Printing and mailing fees and expenses	7,835
Accounting fees and expenses	15,000
Transfer and subscription agent fees and expenses	3,650
Miscellaneous	4,063

Total	$81,485

ITEM 15.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Colorado Business Corporation Act permits a corporation organized under it to indemnify its directors, officers, employees, and agents for various acts. Our articles of incorporation conform to the Colorado Business Corporation Act. Our articles of incorporation, and their amendments, are incorporated by reference as Exhibit 3.1 to this registration statement.

In general, we may indemnify any officer, director, employee, or agent against expenses, fines, penalties, settlements, or judgments arising in connection with a legal proceeding to which this person is a party because of such person’s status as an officer, director, employee, or agent of ours, if that person’s actions were in good faith, were believed to be in our best interest, and were not unlawful. Indemnification is mandatory with respect to a director or officer who was wholly successful in defense of a proceeding. In all other cases, indemnification of a director, officer, employee, or agent requires the Board of Directors independent determination, independent legal counsel’s determination, or a vote of the shareholders that the person to be indemnified met the applicable standard of conduct.

The circumstances under which indemnification is granted in connection with an action brought on our behalf are generally the same as those mentioned above. However, with respect to actions against directors, indemnification is granted only with respect to reasonable expenses actually incurred in connection with the defense or settlement of the action. In these actions, the person to be indemnified must have acted in good faith and in a manner the person reasonably believed was in our best interest; the person must not have been adjudged liable to us; and the person must not have received an improper personal benefit.

Indemnification may also be granted under the terms of agreements which may be entered into in the future according to a vote of shareholders or directors. In addition, we are authorized to purchase and maintain insurance which protects our officers and directors against any liabilities incurred in connection with their services in these positions. We may obtain an insurance policy in the future.

ITEM 16.	EXHIBITS

Number	Description
4.1	Certificate of Designations, Preferences and Rights of Series AA Convertible Preferred Stock of ACT Teleconferencing, Inc. (incorporated by reference to Current Report of Form 8-K filed August 24, 2005).

5.1	Opinion of counsel.

12.1	Statement Regarding Computation of Ratio of Earnings to Fixed Charges.

23.1	Consent of Hein & Associates, LLP, independent registered public accounting firm.

23.2	Consent of Ernst & Young, LLP, independent registered public accounting firm.

23.3	Consent of counsel to the Company (included in Exhibit 5).

24.1	Power of attorney as to officers and directors other than Naomi J. Perry (previously filed).

24.2	Power of attorney executed by Naomi J. Perry (included in signature page).

99.1	Form of Letter of Transmittal

99.2	Form of Instructions as to Use of ACT Teleconferencing Subscription Rights Certificates

99.3	Form of Transmittal Letter to Nominees

99.4	Form of Transmittal Letter from Nominees to Clients

99.5	Notice of Guaranteed Delivery

99.6	Nominee Holder Certification Form

99.7	Beneficial Owner Election Form

99.8	Form of Subscription Rights Certificate

ITEM 17.	UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of the registration statement shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in the registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by a director, officer, or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Golden, Colorado, on January 17, 2006.

ACT TELECONFERENCING, INC Registrant

By:	/s/ GENE WARREN
Gene Warren President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on the 17th day of January, 2006 by the following persons in the capacities indicated:

Signature	Title

/s/ GENE WARREN	President and Chief Executive Officer (Principal Executive Officer and interim Principal Financial Officer)
Gene Warren

/s/ MALCOLM M. ASLIN	Director
Malcolm M. Aslin

/s/ CLARKE H. BAILEY	Director
Clarke H. Bailey

/s/ CARLOS P. SALAS	Director
Carlos P. Salas

/s/ PETER E. SALAS	Director
Peter E. Salas

/s/ MICHAEL W. SHEPHERD	Director
Michael W. Shepherd

* - By:	/s/ CARLOS P. SALAS
Carlos P. Salas, Attorney-in-Fact

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Gene Warren and Carlos P. Salas, each or either of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitutes, may lawfully do or cause to be done by virtue thereof.

Signature	Title

/s/ NAOMI J. PERRY	Director
Naomi J. Perry

/s/ ZAID HADDAD	Principal Accounting Officer
Zaid Haddad

INDEX OF EXHIBITS

Number	Description
4.1	Certificate of Designations, Preferences and Rights of Series AA Convertible Preferred Stock of ACT Teleconferencing, Inc. (incorporated by reference to Current Report of Form 8-K filed August 24, 2005).

5.1	Opinion of counsel.

12.1	Statement Regarding Computation of Ratio of Earnings to Fixed Charges.

23.1	Consent of Hein & Associates, LLP, independent registered public accounting firm.

23.2	Consent of Ernst & Young, LLP, independent registered public accounting firm.

23.3	Consent of counsel to the Company (included in Exhibit 5).

24.1	Power of attorney as to officers and directors other than Naomi J. Perry (previously filed).

24.2	Power of attorney executed by Naomi J. Perry (included in signature page).

99.1	Form of Letter of Transmittal

99.2	Form of Instructions as to Use of ACT Teleconferencing Subscription Rights Certificates

99.3	Form of Transmittal Letter to Nominees

99.4	Form of Transmittal Letter from Nominees to Clients

99.5	Notice of Guaranteed Delivery

99.6	Nominee Holder Certification Form

99.7	Beneficial Owner Election Form

99.8	Form of Subscription Rights Certificate